UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
December 3, 2009
Commission File Number: 1-15174
Siemens Aktiengesellschaft
(Translation of registrant’s name into English)
Wittelsbacherplatz 2
D-80333 Munich
Federal Republic of Germany
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐     No  ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐     No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Key figures

Earnings Release

Siemens Segment Information (continuing operations — unaudited)

Siemens Consolidated Statements of Income (unaudited)

Siemens Consolidated Statements of Income and Expense Recognized in Equity (unaudited)

Siemens Consolidated Statements of Cash Flow (unaudited)

Siemens Consolidated Balance Sheets (unaudited)

SUPPLEMENTAL DATA:

Siemens Segment Information Analysis (I) (unaudited)

Siemens Segment Information Analysis (II) (unaudited)

Siemens Segment Information Analysis (III) (unaudited)

Legal Proceedings

Signatures

Key figures[1]	Q4 and Fiscal 2009[2]
(unaudited; in millions of €, except where otherwise stated)

			% Change				% Change
Growth and profit	Q4 2009	Q4 2008	Actual	Adjusted[3]	FY 2009	FY 2008	Actual	Adjusted[3]

Continuing operations
New orders	18,747	22,205	(16)	(14)	78,991	93,495	(16)	(14)
Revenue	19,714	21,651	(9)	(7)	76,651	77,327	(1)	0

Total Sectors[4]
Profit Total Sectors	1,923	1,533	25		7,466	6,606	13
in % of revenue (Total Sectors)	10.2%	7.6%			10.3%	9.3%

EBITDA (adjusted)	2,492	2,244	11		9,524	8,605	11
in % of revenue (Total Sectors)	13.2%	11.1%			13.1%	12.1%

Continuing operations
EBITDA (adjusted)	2,000	(461)	>200		9,219	5,585	65
Income from continuing operations	(982)	(1,259)	22		2,457	1,859	32
Basic earnings per share (in euros)[5]	(1.21)	(1.51)	20		2.60	1.91	36

Continuing and discontinued operations[6]
Net income	(1,063)	(2,420)	56		2,497	5,886	(58)
Basic earnings per share (in euros)[5]	(1.31)	(2.85)	54		2.65	6.41	(59)

Return on capital employed	Q4 2009		Q4 2008	FY 2009		FY 2008

Continuing operations
Return on capital employed (ROCE)	(10.4)%		(13.2)%	6.1%		4.8%

Continuing and discontinued operations[6]
Return on capital employed (ROCE)	(11.3)%		(25.3)%	6.2%		14.8%

Free cash flow and Cash conversion	Q4 2009		Q4 2008	FY 2009		FY 2008

Total Sectors[4]
Free cash flow	3,629		3,274	7,606		7,942
Cash conversion	1.89		2.14	1.02		1.20

Continuing operations
Free cash flow	3,158		2,786	3,786		5,739
Cash conversion	>1		>1	1.54		3.09

Continuing and discontinued operations[6]
Free cash flow	3,122		2,765	3,641		4,903
Cash conversion	>1		>1	1.46		0.83

Net debt and Capital structure	FY 2009			FY 2008

Net debt		9,309			9,034
Net debt/EBITDA (adjusted)		1.01			1.62

Adjusted industrial net debt		2,873			2,184
Ad. industrial net debt/EBITDA (adjusted) (cont.)		0.31			0.39

	September 30, 2009			September 30, 2008
Employees (in thousands)	Cont. Op.		Total[7]	Cont. Op.		Total[7]

Employees	405		405	427		428
Germany	128		128	132		133
Outside Germany	277		277	295		295

1	New orders; adjusted or organic growth rates of revenue and new orders; book-to-bill ratio; ROE, ROCE; free cash flow; cash conversion rate; EBITDA (adjusted); net debt and adjusted industrial net debt are or may be non-GAAP financial measures. A definition of these supplemental financial measures, a reconciliation to the most directly comparable IFRS financial measures and information regarding the usefulness and limitations of these supplemental financial measures are available on our Investor Relations website under www.siemens.com/nonGAAP.

2	July 1, 2009 — September 30, 2009 and October 1, 2008 — September 30, 2009.

3	Adjusted for portfolio and currency translation effects.

4	During the second quarter of fiscal 2009 Electronics Assembly Systems has been reclassified to Other Operations. The presentation of certain prior-year information has been reclassified respectively.

5	Earnings per share — attributable to shareholders of Siemens AG. For fiscal 2009 and 2008 weighted average shares outstanding (basic) (in thousands) for the fourth quarter amounted to 866,426 and 864,095 respectively and for fiscal 2009 and 2008 to 864,818 and 893,166 shares respectively.

6	Discontinued operations consist of Siemens VDO Automotive activities as well as of carrier networks, enterprise networks and mobile devices activities.

7	Continuing and discontinued operations.

8	Profit margin including PPA effects and integration costs for Healthcare is 15.4% and for Diagnostics 11.2%.

9	Return on equity is calculated as annualized Income before income taxes of Q4 divided by average allocated equity for Q4 2009 (€1.208 billion).

10	ROCE for Q4 2009 adjusted for the loss relating to NSN is 9.7%. ROCE for Q4 2008 adjusted for transformation costs, settlement provision and Siemens Foundation is 10.0%.

Earnings Release Q4 2009
(July 1 to September 30, 2009)
Munich, Germany, December 3, 2009
Strong Year-End in Tough Markets
Despite Recession, Full-Year Revenue Holds Steady
Q4 Cash Climbs on Disciplined Asset Management
Peter Löscher, President and Chief
Executive Officer of Siemens AG
“In a very difficult environment, Siemens has performed very well in 2009 compared to its key competitors. Supported by our Energy and Healthcare Sectors, we can look back with pride on our stable revenue development and our robust profit on a operational basis. With new energy we started in fiscal 2010 and have strengthened our portfolio by the addition of Solel. We see substantial further potential worldwide in the area of environmental technology. To ensure the sustainable viability of businesses that have been particularly affected by the crisis we are continuing to rigorously implement all necessary measures. The overall market environment will remain challenging in 2010.”

Siemens	2-4
Sectors, Equity Investments, Cross-Sector Businesses	5-10
Other operating and corporate activities	12
Outlook	13
Note and Disclaimer	14

Financial Highlights
•	Orders came in at €18.747 billion, 16% below the prior-year period. The book-to-bill ratio was 0.95 and the backlog for the Sectors was €81.2 billion.

•	Revenue of €19.714 billion was down 9% compared to the prior-year quarter, despite stable revenue in Energy and Healthcare.

•	Total Sectors profit climbed 25% from the prior-year level, to €1.923 billion.

•	Free cash flow from continuing operations was €3.158 billion, up 13% from the strong prior-year quarter.

•	Net income was a negative €1.063 billion, due primarily to a non-cash loss of €1.962 billion related to NSN. Basic EPS was a negative €1.31.

•	For fiscal 2009, revenue was nearly unchanged compared to the prior year, Total Sectors profit rose to €7.466 billion, and income from continuing operations increased to €2.457 billion. Siemens proposed a dividend of €1.60 per share compared to €1.60 per share in fiscal 2008.
Media Relations: Alexander Becker
Phone: +49 89 636-36558
E-Mail: becker.alexander@siemens.com
Siemens AG Wittelsbacherplatz 2, 80333 Munich Germany

Siemens     2
Orders and Revenue

Macroeconomy stabilizes but
capital investment still low
While the global economy showed increasing signs of stabilizing, capital investment was still restrained in industrial and infrastructure markets in developed countries. Fourth-quarter orders came in 16% below the same period a year earlier, while conversion of Siemens’ strong order backlog held the decline in fourth-quarter revenue to 9%. A book-to-bill ratio of 0.95 and currency translation effects took the order backlog to €81.2 billion at the end of the quarter. On an organic basis, excluding currency translation and portfolio effects, revenue declined 7% and orders came in 14% lower compared to the same period a year earlier. Orders for the typically strong year-end quarter rose 9% from the third quarter.
Decline in Industry takes
revenue down in all regions
The Industry Sector was the primary factor in lower revenue year-over-year, reporting a 13% decline in the fourth quarter. In contrast, revenue was level in Energy on conversion of the Sector’s strong backlog, and rose 1% in Healthcare despite challenging macroeconomic and competitive conditions. Revenue and orders from Other Operations fell sharply due to streamlining activities during fiscal 2009.
Revenue came in lower in all regions, again due primarily to Industry. On a geographic basis, the sharpest declines came in the region comprising Europe, the Commonwealth of Independent States, Africa and the Middle East (Europe/CAME) and in the Americas. Siemens expects market conditions to remain challenging in coming quarters.
Order strength in Asia, Australia
offset by other regions
Orders came in lower for all Sectors compared to the prior-year period. Orders declined 20% in Industry, as the recession’s effects became increasingly evident in the Sector’s longer-cycle businesses other than Mobility. Customers continued to delay potential new energy infrastructure projects, particularly for fossil power generation, taking Energy orders down 10%. Healthcare orders came in 2% below the prior-year level.
On a geographic basis, substantially lower volume from major orders at Fossil Power Generation in Europe/CAME contributed to a double-digit decline for the whole region. Fourth-quarter orders rose in Asia, Australia.

Siemens     3
Income and Profit

Energy and Healthcare take Total Sectors profit up
Total Sectors profit in the fourth quarter increased to €1.923 billion from €1.533 billion a year earlier, on sharply higher profits in the Energy and Healthcare Sectors. The Industry Sector absorbed a volume-driven decline in profit due to the economic downturn, and also took net charges of €173 million for severance. For comparison, Total Sectors profit in the prior-year period was burdened by even higher charges related to previously disclosed transformation costs, totaling €151 million in Industry and €174 million in Healthcare. The fourth quarter a year earlier also included €162 million in negative profit impacts in Energy related to a power generation project in Olkiluoto, Finland.
Equity Investments loss offsets Total Sectors profit
Income from continuing operations was a negative €982 million compared to a negative €1.259 billion in the fourth quarter a year earlier, and basic EPS was a negative €1.21 compared to a negative €1.51. While total Sectors Profit was higher in the current quarter, due in part to successful implementation of measures to cut SG&A costs, Total Sectors profit in both periods was more than offset by other factors. The current quarter included a loss of €1.980 billion in the Equity Investments segment, as Siemens took an impairment of €1.634 billion on its stake in Nokia Siemens Networks B.V. (NSN) and also recorded a quarterly loss of €328 million due to the NSN stake. In addition, Corporate items included €169 million in net severance charges.
A year earlier, Corporate items included €1.081 billion in net severance charges associated with the global SG&A reduction program, a pretax provision of approximately €1 billion for subsequent settlements of legal and regulatory matters, and a one-time endowment of €390 million coinciding with establishment of the Siemens Stiftung (foundation).
Net income result driven by continuing operations
Net income was a negative €1.063 billion in the fourth quarter, including a loss of €81 million from discontinued operations, and basic EPS was a negative €1.31. A year earlier, fourth-quarter net income was a negative €2.420 billion and basic EPS was a negative €2.85. These results include a negative €1.161 billion from discontinued operations, primarily a negative €1.0 billion associated with the sale of a 51% stake of Siemens Enterprise Communications.

Siemens     4
Cash, Return on Capital Employed (ROCE), Pension Funded Status

Free cash flow rises compared
to strong prior-year period
Free cash flow from continuing operations in the fourth quarter increased to €3.158 billion from the strong prior-year quarter, as positive results from stringent asset management more than offset €208 million in payments arising from severance programs initiated in prior periods.
As in the prior year, Free cash flow in the Sectors improved on a sequential basis substantially compared to the third quarter of the fiscal year. The current period benefited from strong net working capital management, including reduced inventory levels, particularly in the Industry and Energy Sectors.
Loss from continuing operations
results in negative ROCE
On a continuing basis, ROCE in the fourth quarter was a negative 10.4%, as the loss of €1.980 billion in the Equity Investment segment mentioned earlier and other factors resulted in negative income from continuing operations. A year earlier, ROCE was a negative 13.2% due to the substantial profit impacts mentioned earlier, including the €1.081 billion in charges associated with SG&A reduction, the €1 billion provision for settlements of legal and regulatory matters and the Siemens Stiftung endowment of €390 million.
Pension plan underfunding
decreases
The underfunding of Siemens’ principal pension plans as of September 30, 2009 amounted to €4.0 billion compared to €5.0 billion as of June 30, 2009. A positive return on plan assets more than compensated for an increase in Siemens’ defined benefit obligation (DBO). The increase in the DBO was due mainly to a further decrease in the discount rate assumption as of September 30, 2009. The effect on the DBO of the change in discount rate assumption was approximately €1.1 billion. While the change in funded status in general does not affect earnings for the current fiscal year, it impacts equity on the balance sheet and pension costs in fiscal 2010. As of September 30, 2008 pension plan underfunding was €2.5 billion.

Sectors     5
Industry Sector

Intensifying measures to restore profitable growth
The Industry Sector launched a substantial expansion of cost-cutting programs, capacity adjustment measures and structural initiatives aimed at restoring profitable growth. These efforts entailed €173 million in net charges for severance in the fourth quarter, and were a major factor in reducing Sector profit to €562 million. A year earlier, charges and costs related to structural initiatives at OSRAM and Mobility were partly offset by a €130 million net gain on the sale of a business. In the current quarter, SG&A reduction and capacity adjustments strengthened profitability, particularly for short-cycle businesses. Mobility made a significant contribution to Sector profit, reversing the negative result of the prior-year period.
Fourth-quarter revenue declined 13%, including all major regions. While orders came in 20% lower, the Asia, Australia region posted 11% growth year-over-year. The book-to-bill was 0.9 for the quarter, taking the Sector’s order backlog to €27.8 billion. Industry expects further charges in coming quarters and anticipates that market conditions will remain challenging.
Adjusting capacity, reducing costs
Revenue for the Industry Automation Division was 21% lower than a year ago, adversely affecting capacity utilization and revenue mix, and profit fell sharply as a result. Capacity adjustment measures resulted in net severance charges of €24 million. While the Division was able to partly offset the impact of these factors with aggressive cost-cutting in the fourth quarter, margin pressures are expected to remain significant in the near term. Purchase price accounting (PPA) effects related to the purchase of UGS Corp. in fiscal 2007 were €33 million in the current quarter and €35 million in the prior-year period. Revenue and orders declined significantly in Europe/CAME and the Americas. Orders rose in Asia, Australia.
Adverse conditions reach long-cycle businesses
Delayed effects of the economic down-turn began to reach the long-cycle businesses of Drive Technologies, taking revenue and orders down sharply compared to the fourth quarter a year earlier, particularly in Europe/CAME and the Americas. Profit fell on lower revenue as well as net severance charges of €30 million. PPA effects related to the Division’s purchase of Flender Holding GmbH in fiscal 2005 were €9 million in the current quarter and €10 million in the prior-year period.
Construction industry still slowing
Building Technologies reported a 7% decline in revenue and orders despite a modest increase in Asia, Australia and higher demand for energy efficiency solutions. Reduced economies of scale and a less favorable revenue mix, combined with net charges for severance programs of €26 million and losses from divestments, reduced fourth-quarter profit year-over-year.
Structural initiatives continue in lighting
OSRAM advanced efforts to improve its cost structure and product mix. These resulted in net charges of €18 million for severance and €40 million in charges for major impairments and inventory write-downs. As a result, OSRAM posted a loss for the fourth quarter despite positive results from cost-reduction measures already taken. A year earlier, charges for those measures were offset by a €130 million net gain on the sale of the Global Tungsten & Powders unit. While OSRAM posted a broad-based decline in revenue compared to the prior-year quarter, particularly in Europe/CAME and the Americas, the Division also saw signs that new demand may begin stabilizing.

Sectors     6

Increasing impacts from economic downturn
Revenue for Industry Solutions was well below the peak level of the fourth quarter a year earlier, including a sharp drop in the Division’s large metals technology business.
Together with €69 million in net severance charges, this dropped fourth-quarter profit below the prior-year level. Within an overall decline in fourth-quarter orders of 30%, the Asia, Australia region posted an 11% increase.
Another solid quarter of profitable growth
Mobility contributed €101 million to Sector profit in the fourth quarter compared to a loss in the prior-year period. Broad-based earnings improvement stemmed in part from execution of the Division’s “Mobility in Motion” program. A year earlier, this program entailed costs of €151 million and the Division also took provisions related primarily to projects in the rail automation business. Revenue in the current period was 6% higher, while orders declined 3% due to lower volume from large orders.

Sectors     7
Energy Sector

Strong competitive performance,
surge in Sector profit
The Energy Sector closed the fiscal year with its fourth straight year-over-year and quarter-over-quarter profit increase, and was again the top contributor to Total Sectors profit. At €878 million, Sector profit was up sharply from the fourth quarter a year earlier, when the Fossil Power Generation Division recorded €110 million in project charges and an equity investment loss of €52 million related to a major project in Olkiluoto, Finland. Profit in the current quarter also rose on substantially lower SG&A expenses, particularly at Power Transmission, Fossil Power Generation and Power Distribution.
Orders came in 10% below the level of the prior-year period, as customers delayed potential new projects due to adverse macroeconomic and financing conditions. This factor was particularly evident for major power generation projects in Europe/CAME. The Sector drew on its strong order backlog to hold fourth-quarter revenue stable at €6.761 billion, as higher sales in Europe/CAME offset revenue declines in other regions. Energy’s book-to-bill ratio was 0.96, and its order backlog at the end of the quarter stood at €47.1 billion.
Strong profit generation on
broad-based margin improvement
Fossil Power Generation produced fourth-quarter profit of €327 million. For comparison, profit in the prior-year period was held back by the impacts mentioned above.
The current period included improved project execution and higher earnings in the product business compared to the prior-year period. The high-margin services business also contributed to profit growth compared to the fourth quarter a year earlier, but its influence on the Division’s profitability was smaller than in other quarters of the fiscal year due to a seasonally lower proportion of revenue. Fourth-quarter revenue rose 9%, led by growth in Europe/CAME. In contrast, orders came in well below the prior-year level due primarily to a substantial drop in volume from large orders. This effect stemmed from adverse macroeconomic and financing conditions, particularly including postponement of major infrastructure projects by utilities.
Renewable Energy expands
global footprint and capabilities
The Renewable Energy Division continued the steady expansion of its geographic presence in line with growing global demand for alternative energy solutions. A corresponding rise in functional costs year-over-year held fourth-quarter profit below the prior-year level. Orders more than doubled from the low level of the fourth quarter a year earlier, when the Division temporarily slowed order intake while ramping up new production capacity. Revenue in the current quarter rose 5% compared to the prior-year quarter, driven by strong growth in Europe/CAME.

Sectors     8

Renewable Energy expects revenue conversion from its order backlog to continue at a similarly moderate pace in the near term, due to the selective order intake a year earlier and the long lead times of large off-shore projects booked between the periods under review. In the first quarter of fiscal 2010, Renewable Energy acquired 100% of Solel Solar Systems, a solar thermal power technology company, to strengthen its position in the expanding market of solar thermal power. The acquisition costs (cash and debt free), amount to approximately €280 million in cash consideration.
Higher profit on lower revenue
The Oil & Gas Division turned in broad-based profit growth in part due to a more favorable revenue mix compared to the prior-year period. As a result, profit reached €140 million even as revenue declined 9% compared to the fourth quarter a year ago. Orders came in 20% above the prior-year level, including new contracts that customers had previously postponed due to continuing uncertainty in the process industry environment.
Strong earnings contribution, new high for revenue
Power Transmission delivered €222 million in profit driven by a strong performance in the transformers business. Quarterly revenue rose 3% to a new high at €1.637 billion. In contrast, customer postponements of potential new projects took orders down 10% from the fourth quarter a year earlier.
Market conditions continue to hold back demand
Revenue for the Power Distribution Division came in 14% below the peak level of the fourth quarter a year ago, as demand remained weak among industrial customers. The Division held fourth-quarter profit steady year-over-year, at €125 million, in part due to a more favorable revenue mix compared to the prior-year period. Fourth-quarter orders declined 20% year-over-year on lower demand in all regions, and again came in below revenue. As a result, the Division expects demand to remain soft in coming quarters.

Sectors     9
Healthcare Sector

Outstanding profitability
despite volume headwinds
The Healthcare Sector continued to compete successfully in a challenging market environment, delivering substantially higher fourth-quarter profit even as revenue remained close to the prior-year level. This achievement came against a background of economic recession, limited access to financing for equipment purchases, and increased uncertainty as national healthcare reform efforts progress in the U.S. and governments in developed markets come to terms with budget deficits.
Profit reached a record high of €483 million in the quarter, including significantly higher earnings at Imaging & IT and Diagnostics as well as a return to profitability at Workflow & Solutions. For comparison, profitability in the prior-year quarter was held back by €174 million from severance charges, impairments and other costs related to reviews of certain business activities. In addition, the prior-year period included higher PPA effects and integration costs associated with acquisitions at the Diagnostics Division. These totaled €98 million in the fourth quarter a year ago, equivalent to approximately 3.1 percentage points (pp) of profit margin. In the current quarter, PPA effects and integration costs totaled €66 million, and reduced Sector profit margin by approximately 2.1 pp.
Revenue rose 1% to €3.142 billion, and orders of €3.331 billion came in 2% below fourth-quarter orders a year earlier. Both revenue and orders were higher in Asia, Australia outside Japan. Excluding positive currency translation effects, revenue was down 1% and orders declined 3%. Healthcare’s book-to-bill ratio was 1.06 in the fourth quarter, and its order backlog remained strong at €6.3 billion. The Sector expects that near-term profitability will be influenced by up to €100 million in costs related primarily to the next phase of integration activities in the Diagnostics Division.
Strong earnings conversion,
book-to-bill above 1
Imaging & IT was the top earnings contributor among Siemens Divisions, with €357 million in profit in an outstanding year-end quarter. Exceptional earnings conversion benefited from a more favorable revenue mix, including significant contributions from new products introduced in recent quarters. For comparison, the prior-year quarter included €90 million of the Sector’s negative profit impacts mentioned above. The market for imaging equipment remained difficult particularly in the U.S and Japan. In contrast, Imaging & IT achieved double-digit growth in both revenue and orders in the Asia, Australia region, particularly in China. On an organic basis, revenue and orders for the Division each declined 4% compared to the same period a year earlier. The book-to-bill ratio was above one.

Sectors     10

Progress with integration
lifts profitability
Fourth-quarter revenue rose 4% at Diagnostics, and PPA and integration costs were lower than in the prior-year period as mentioned above. These factors took profit up from the prior-year level. The Division’s double-digit profit margin was reduced by PPA effects of €43 million and integration costs of €23 million associated with acquisitions.
These factors together amounted to approximately 7.6 pp of profit margin. A year earlier, PPA and integration costs at Diagnostics were €46 million and €52 million, respectively, cutting approximately 11.8 pp from profit margin. The increase in revenue included growth in Asia, Australia and the Americas, while order growth was driven primarily by the Americas region. On an organic basis, revenue rose 2% and orders were up 1%.
Workflow & Solutions
back in the black
Workflow & Solutions posted a profit of €30 million compared to a loss of €65 million in the fourth quarter a year earlier. That prior-year period included €81 million of the Sector’s negative profit impacts mentioned above, mainly related to particle therapy contracts.

Equity Investments and Cross-Sector Businesses     11
Equity Investments and Cross-Sector Businesses

Impairments lead to loss in
Equity Investments
Major components of Equity Investments include stakes in Nokia Siemens Networks B.V. (NSN) and BSH Bosch und Siemens Hausgeräte GmbH. Equity Investments recorded a loss of €1.980 billion in the fourth quarter compared to a profit of €6 million in the same period a year earlier.
The difference was due to a loss related to NSN of €1.962 billion. Siemens recorded an impairment of €1.634 billion on its stake in NSN, and the quarterly result related to the stake was a loss of €328 million including a significant charge of €216 million related to an impairment of deferred tax assets at NSN.
Equity Investments in the current period also included a loss of €52 million related to Enterprise Networks B.V., including restructuring efforts.

Lower contribution from Cross
Sector Businesses
Orders and revenue for Siemens IT Solutions and Services both declined 21% due to increasingly challenging external markets and streamlined internal business within Siemens.

Profit fell due to a number of factors including lower revenue, net severance charges of €22 million and costs associated with measures to reduce IT expense for Siemens as a whole.

Profit (defined as income before income taxes) at Siemens Financial Services (SFS) declined, due primarily to an increase in loss reserves in part related to a commercial finance portfolio in Europe to be liquidated.
This was partly offset by higher interest results. Total assets rose slightly, to €11.704 billion.
Return on equity (ROE) decreased significantly compared to the same quarter a year earlier.

Other Operations, Corporate Activities and Eliminations     12
Other Operations, Corporate Activities and Eliminations

Streamlining of Other Operations completed
Other Operations consist primarily of operating business activities not allocated to a Sector or Cross-Sector Business which are to be integrated into a Siemens Sector or Cross-Sector Business, divested, moved to a joint venture, or closed. Siemens completed these streamlining actions in the fourth quarter and therefore will discontinue reporting Other Operations in future periods. Beginning with the first quarter of fiscal 2010, segment information will include a new line item, Centrally managed portfolio activities, mainly comprising centrally managed activities intended for divestment or closure as well as activities remaining from previously divested businesses. The electronics assembly systems business will be reported in Centrally managed portfolio activities.
Other Operations posted a loss of €133 million in the fourth quarter compared to a loss of €277 million in the same period a year earlier. The prior-year period included €133 million in costs related to the streamlining of Other Operations, mainly related to the divestment of Siemens Home and Office Communication Devices (SHC), as well as €21 million related mainly to the carve-out of SHC. Both periods included net expenses related to businesses divested in the current and prior periods. The electronics assembly systems business recorded a loss of €29 million in the fourth quarter compared to a loss of €48 million in the prior-year period. Both periods under review include severance charges. Divestment of this business is expected to result in a material loss. Due largely to the streamlining actions mentioned above, revenue from Other Operations again declined significantly year-over-year, to €107 million from €680 million in the fourth quarter a year ago.
Bundling of real estate management at SRE
Income before income taxes at Siemens Real Estate (SRE) was €15 million in the fourth quarter, down from €54 million in the same period a year earlier. This change is due partly to lower gains from sales of real estate. SRE intends to continue real estate disposals in coming quarters, depending on market conditions.
In the second half of fiscal 2009, Siemens initiated a multi-year program to improve the efficiency of its real estate management by bundling the entire portfolio within SRE by 2011. The program is expected to generate even greater efficiency increases than originally anticipated, including approximately €250 million in cost savings annually by 2011 and €400 million in annual savings from 2014 onward. During implementation, the real estate bundling program will entail costs associated with reducing vacancy and consolidating locations. In fiscal 2009 these costs totaled €44 million. Assets with a book value of €614 million were transferred to SRE during the year.
Lower costs for SG&A reduction and compliance
Corporate items and pensions totaled a negative €600 million in the fourth quarter, compared to a negative €2.760 billion in the prior-year period. The primary factor in both periods was Corporate items, which included substantially lower costs for SG&A reduction and compliance matters year-over-year. In the current quarter, a negative €486 million for Corporate items included net charges of €169 million related to the global SG&A program and other personnel-related restructuring measures, as well as €34 million in interest-related net expenses associated with a major asset retirement obligation.
In the fourth quarter of fiscal 2008, a negative €2.814 billion for Corporate items included charges of €1.081 billion related to the global SG&A program; a provision of approximately €1 billion related to legal proceedings in the U.S. and Germany that were resolved between the periods under review; and a one-time endowment of €390 million coinciding with establishment of the Siemens Stiftung (foundation). Expenses for outside advisors engaged in connection with legal and regulatory matters also fell sharply year-over-year, to €5 million from €83 million a year earlier.
Centrally carried pension expense swung to a negative €114 million from a positive €54 million in the prior-year quarter, due primarily to higher benefit costs related to Siemens’ principal pension plans.
Reduced counterparty risks
Income before income taxes from Eliminations, Corporate Treasury and other reconciling items in the fourth quarter was a negative €100 million compared to a negative €130 million in the prior-year period. The difference is due mainly to charges of €50 million in the fourth quarter a year earlier related to counterparty risks, principally involving banks affected adversely by developments in international financial markets.

Outlook     13
Outlook

Siemens anticipates that conditions in the manufacturing sector and world financial markets will remain challenging in fiscal 2010. Following a double-digit decline in orders in fiscal 2009, we expect only a mid-single-digit percentage decline in organic revenue in fiscal 2010 due to the stabilizing effect of our strong order backlog.
We expect Total Sectors profit between €6.0 and €6.5 billion in fiscal 2010, and an increase of approximately 20% in income from continuing operations compared to €2.457 billion in the prior year.
This outlook is conditional on no material deterioration in our pricing power during the fiscal year and on improving market conditions in the second half, particularly for our shorter-cycle businesses. Furthermore this outlook excludes major impacts that may arise during the fiscal year from restructuring, portfolio transactions, impairments, and legal and regulatory matters.

Note and Disclaimer     14
Note and Disclaimer

All figures are unaudited. This Earnings Release should be read in conjunction with information Siemens published today regarding legal proceedings. More detailed disclosure, particularly regarding legal proceedings, is provided in the annual report also published today.
Financial Publications are available for download at:
www.siemens.com/ir à Publications & Events.
These supplemental financial measures should not be viewed in isolation as alternatives to measures of Siemens’ financial condition, results of operations or cash flows as presented in accordance with IFRS in its Consolidated Financial Statements. A definition of these supplemental financial measures, a reconciliation to the most directly comparable IFRS financial measures and information regarding the usefulness and limitations of these supplemental financial measures can be found on Siemens’ Investor Relations website at
www.siemens.com/nonGAAP.
New orders and backlog; adjusted or organic growth rates of Revenue and new orders; book-to-bill ratio; return on equity, or ROE; return on capital employed, or ROCE; Free cash flow; cash conversion rate, or CCR; EBITDA (adjusted); EBIT (adjusted); earnings effect from purchase price allocation (PPA effects) and integration costs; net debt and adjusted industrial net debt are or may be non-GAAP financial measures.

Starting today at 9.00 a.m. CET, we will provide a live video webcast of the annual press conference with CEO Peter Löscher, CFO Joe Kaeser and board member Barbara Kux. You can access the webcast at
www.siemens.com/pressconference.
The accompanying slide presentation can also be viewed here, and a recording of the conference will subsequently be made available as well.

Also today at 4.30 p.m. CET, you can follow a conference in English with analysts and investors live on the Internet by going to
www.siemens.com/analystconference.
This document contains forward-looking statements and information – that is, statements related to future, not past, events. These statements may be identified by words such as “expects,” “looks forward to,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “will,” “project” or words of similar meaning. Such statements are based on the current expectations and certain assumptions of Siemens’ management, and are, therefore, subject to certain risks and uncertainties. A variety of factors, many of which are beyond Siemens’ control, affect Siemens’ operations, performance, business strategy and results and could cause the actual results, performance or achievements of Siemens to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. For Siemens, particular uncertainties arise, among others, from changes in general economic and business conditions (including margin developments in major business areas and recessionary trends); the possibility that customers may delay the conversion of booked orders into revenue or that prices will decline as a result of continued adverse market conditions to a greater extent than currently anticipated by Siemens’ management; developments in the financial markets, including fluctuations in interest and exchange rates, commodity and equity prices, debt prices (credit spreads) and financial assets generally; continued volatility and a further deterioration of the capital markets; a worsening in the conditions of the credit business and, in particular, additional uncertainties arising out of the subprime, financial market and liquidity crises;
future financial performance of major industries that Siemens serves, including, without limitation, the Sectors Industry, Energy and Healthcare; the challenges of integrating major acquisitions and implementing joint ventures and other significant portfolio measures; the introduction of competing products or technologies by other companies; a lack of acceptance of new products or services by customers targeted by Siemens; changes in business strategy; the outcome of pending investigations and legal proceedings and actions resulting from the findings of these investigations; the potential impact of such investigations and proceedings on Siemens’ ongoing business including its relationships with governments and other customers; the potential impact of such matters on Siemens’ financial statements; as well as various other factors. More detailed information about certain of the risk factors affecting Siemens is contained throughout this report and in Siemens’ other filings with the SEC, which are available on the Siemens website, www.siemens.com, and on the SEC’s website, www.sec.gov. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the relevant forward-looking statement as expected, anticipated, intended, planned, believed, sought, estimated or projected. Siemens does not intend or assume any obligation to update or revise these forward-looking statements in light of developments which differ from those anticipated.

SIEMENS
SEGMENT INFORMATION (continuing operations — unaudited)
As of and for the three months ended September 30, 2009 and 2008
(in millions of €)

															Additions to
															intangible assets		Amortization,
			External		Intersegment		Total						Free		and property, plant		depreciation and
	New orders(1)		revenue		revenue		revenue		Profit(2)		Assets(3)		cash flow(4)		and equipment		impairments(5)
	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008	9/30/09	9/30/08	2009	2008	2009	2008	2009	2008
Sectors
Industry	8,110	10,165	8,661	9,972	320	308	8,981	10,280	562	841	10,551	11,923	1,442	1,463	270	526	305	407
Energy	6,487	7,246	6,656	6,626	105	123	6,761	6,749	878	466	1,594	913	1,522	1,345	263	385	113	105
Healthcare	3,331	3,382	3,125	3,103	17	15	3,142	3,118	483	226	12,813	13,257	665	466	167	179	162	181

Total Sectors	17,928	20,793	18,442	19,701	442	446	18,884	20,147	1,923	1,533	24,958	26,093	3,629	3,274	700	1,090	580	693
Equity Investments	—	—	—	—	—	—	—	—	(1,980)	6	3,833	5,587	5	53	—	—	—	—
Cross-Sector Businesses
Siemens IT Solutions and Services	1,098	1,393	880	1,060	279	404	1,159	1,464	—	45	241	241	217	258	26	57	38	62
Siemens Financial Services (SFS)	210	193	183	172	27	20	210	192	34	49	11,704	11,328	57	(22)	166	134	81	75
Reconciliation to Consolidated Financial Statements
Other Operations	99	610	100	559	7	121	107	680	(133)	(277)	(939)	(1,468)	42	52	21	33	11	120
Siemens Real Estate (SRE)	468	440	86	101	382	339	468	440	15	54	4,489	3,489	(12)	(37)	93	102	65	45
Corporate items and pensions	49	82	23	58	32	7	55	65	(600)	(2,760)	(7,049)	(6,483)	(513)	(379)	9	10	10	13
Eliminations, Corporate Treasury and other reconciling items	(1,105)	(1,306)	—	—	(1,169)	(1,337)	(1,169)	(1,337)	(100)	(130)	57,689	55,676	(267)	(413)	(18)	(14)	(19)	(17)

Siemens	18,747	22,205	19,714	21,651	—	—	19,714	21,651	(841)	(1,480)	94,926	94,463	3,158	2,786	997	1,412	766	991

(1)	This supplementary information on New orders is provided on a voluntary basis. It is not part of the audited Consolidated Financial Statements.

(2)	Profit of the Sectors as well as of Equity Investments, Siemens IT Solutions and Services and Other Operations is earnings before financing interest, certain pension costs and income taxes. Certain other items not considered performance indicative by Management may be excluded. Profit of SFS and SRE is Income before income taxes.

(3)	Assets of the Sectors as well as of Equity Investments, Siemens IT Solutions and Services and Other Operations is defined as Total assets less income tax assets, less non-interest bearing liabilities/provisions other than tax liabilities. Assets of SFS and SRE is Total assets.

(4)	Free cash flow represents net cash provided by (used in) operating activities less additions to intangible assets and property, plant and equipment. Free cash flow of the Sectors, Equity Investments, Siemens IT Solutions and Services and Other Operations primarily exclude income tax, financing interest and certain pension related payments and proceeds. Free cash flow of SFS, a financial services business, and of SRE includes related financing interest payments and proceeds; income tax payments and proceeds of SFS and SRE are excluded.

(5)	Amortization, depreciation and impairments contains amortization and impairments of intangible assets other than goodwill and depreciation and impairments of property, plant and equipment, net of reversals of impairments. Siemens’ Goodwill impairment and impairment of non-current available-for-sale financial assets amount to €37 expense and €13 expense for the three months ended September 30, 2009 and 2008 respectively. Impairments on investments accounted for under the equity method, net of reversals of impairments amount to €1,624 expense and €— for the three months ended September 30, 2009 and 2008, respectively.
Certain prior year presentations were reclassified to conform to the current year presentation. Among those matters are certain environmental related asset retirement obligations reclassified from Corporate items and pensions to Energy, certain finance activities which were reclassified from Corporate items and pensions to Corporate Treasury and the operation Electronics Assembly Systems which was reclassified from Industry to Other Operations.
Due to rounding, numbers presented may not add up precisely to totals provided.

SIEMENS
SEGMENT INFORMATION (continuing operations — unaudited)
As of and for the fiscal years ended September 30, 2009 and 2008
(in millions of €)

															Additions to
															intangible assets		Amortization,
			External		Intersegment		Total						Free		and property, plant		depreciation and
	New orders(1)		revenue		revenue		revenue		Profit(2)		Assets(3)		cash flow(4)		and equipment		impairments(5)
	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008	9/30/09	9/30/08	2009	2008	2009	2008	2009	2008
Sectors
Industry	33,284	42,374	33,915	36,526	1,128	1,127	35,043	37,653	2,701	3,947	10,551	11,923	3,340	3,807	833	1,239	1,077	1,130
Energy	30,076	33,428	25,405	22,191	388	386	25,793	22,577	3,315	1,434	1,594	913	2,523	2,940	662	681	385	345
Healthcare	11,950	11,779	11,864	11,116	63	54	11,927	11,170	1,450	1,225	12,813	13,257	1,743	1,195	539	541	654	640

Total Sectors	75,310	87,581	71,184	69,833	1,579	1,567	72,763	71,400	7,466	6,606	24,958	26,093	7,606	7,942	2,034	2,461	2,116	2,115
Equity Investments	—	—	—	—	—	—	—	—	(1,851)	95	3,833	5,587	236	148	—	—	—	—
Cross-Sector Businesses
Siemens IT Solutions and Services	4,501	5,272	3,580	3,845	1,106	1,480	4,686	5,325	90	144	241	241	1	156	114	158	180	224
Siemens Financial Services (SFS)	778	756	663	675	114	81	777	756	304	286	11,704	11,328	330	(50)	454	564	320	285
Reconciliation to Consolidated Financial Statements
Other Operations	714	2,899	787	2,454	49	448	836	2,902	(372)	(453)	(939)	(1,468)	(255)	(228)	54	108	74	200
Siemens Real Estate (SRE)	1,763	1,665	364	388	1,399	1,277	1,763	1,665	341	356	4,489	3,489	3	(42)	298	259	181	161
Corporate items and pensions	140	167	73	132	67	16	140	148	(1,714)	(3,860)	(7,049)	(6,483)	(2,744)	(1,807)	20	41	38	97
Eliminations, Corporate Treasury and other reconciling items	(4,215)	(4,845)	—	—	(4,314)	(4,869)	(4,314)	(4,869)	(373)	(300)	57,689	55,676	(1,391)	(380)	(51)	(49)	(70)	(67)

Siemens	78,991	93,495	76,651	77,327	—	—	76,651	77,327	3,891	2,874	94,926	94,463	3,786	5,739	2,923	3,542	2,839	3,015

(1)	This supplementary information on New orders is provided on a voluntary basis. It is not part of the audited Consolidated Financial Statements.

(2)	Profit of the Sectors as well as of Equity Investments, Siemens IT Solutions and Services and Other Operations is earnings before financing interest, certain pension costs and income taxes. Certain other items not considered performance indicative by Management may be excluded. Profit of SFS and SRE is Income before income taxes.

(3)	Assets of the Sectors as well as of Equity Investments, Siemens IT Solutions and Services and Other Operations is defined as Total assets less income tax assets, less non-interest bearing liabilities/provisions other than tax liabilities. Assets of SFS and SRE is Total assets.

(4)	Free cash flow represents net cash provided by (used in) operating activities less additions to intangible assets and property, plant and equipment. Free cash flow of the Sectors, Equity Investments, Siemens IT Solutions and Services and Other Operations primarily exclude income tax, financing interest and certain pension related payments and proceeds. Free cash flow of SFS, a financial services business, and of SRE includes related financing interest payments and proceeds; income tax payments and proceeds of SFS and SRE are excluded.

(5)	Amortization, depreciation and impairments contains amortization and impairments of intangible assets other than goodwill and depreciation and impairments of property, plant and equipment, net of reversals of impairments. Siemens’ Goodwill impairment and impairment of non-current available-for-sale financial assets amount to €85 expense and €108 expense for the fiscal years ended September 30, 2009 and 2008 respectively. Impairments on investments accounted for under the equity method, net of reversals of impairments amount to €1,559 expense and €— for the fiscal years ended September 30, 2009 and 2008, respectively.
Certain prior year presentations were reclassified to conform to the current year presentation. Among those matters are certain environmental related asset retirement obligations reclassified from Corporate items and pensions to Energy, certain finance activities which were reclassified from Corporate items and pensions to Corporate Treasury and the operation Electronics Assembly Systems which was reclassified from Industry to Other Operations.
Due to rounding, numbers presented may not add up precisely to totals provided.

SIEMENS
CONSOLIDATED STATEMENTS OF INCOME (unaudited)
For the three months and the fiscal years ended September 30, 2009 and 2008
(in millions of €, per share amounts in €)

	Three months		Fiscal years
	ended September 30,		ended September 30,
	2009	2008	2009	2008
Revenue	19,714	21,651	76,651	77,327
Cost of goods sold and services rendered	(14,586)	(16,705)	(55,941)	(56,284)

Gross profit	5,128	4,946	20,710	21,043
Research and development expenses	(1,025)	(1,103)	(3,900)	(3,784)
Marketing, selling and general administrative expenses	(2,922)	(4,093)	(10,896)	(13,586)
Other operating income	184	411	1,065	1,047
Other operating expense	(141)	(1,621)	(632)	(2,228)
Income (loss) from investments accounted for using the equity method, net	(1,917)	(23)	(1,946)	260
Financial income (expense), net	(148)	3	(510)	122

Income (loss) from continuing operations before income taxes	(841)	(1,480)	3,891	2,874
Income taxes	(141)	221	(1,434)	(1,015)

Income (loss) from continuing operations	(982)	(1,259)	2,457	1,859
Income (loss) from discontinued operations, net of income taxes	(81)	(1,161)	40	4,027

Net income (loss)	(1,063)	(2,420)	2,497	5,886

Attributable to:
Minority interest	70	45	205	161
Shareholders of Siemens AG	(1,133)	(2,465)	2,292	5,725
Basic earnings per share
Income (loss) from continuing operations	(1.21)	(1.51)	2.60	1.91
Income (loss) from discontinued operations	(0.10)	(1.34)	0.05	4.50

Net income (loss)	(1.31)	(2.85)	2.65	6.41

Diluted earnings per share
Income (loss) from continuing operations	(1.21)	(1.51)	2.58	1.90
Income (loss) from discontinued operations	(0.10)	(1.34)	0.05	4.49

Net income (loss)	(1.31)	(2.85)	2.63	6.39

CONSOLIDATED STATEMENTS OF INCOME AND EXPENSE RECOGNIZED IN EQUITY (unaudited) For the three months and the fiscal years ended September 30, 2009 and 2008 (in millions of €)

	Three months		Fiscal years
	ended September 30,		ended September 30,
	2009	2008	2009	2008
Net income (loss)	(1,063)	(2,420)	2,497	5,886
Currency translation differences	(161)	466	(506)	(313)
Available-for-sale financial assets	27	(21)	72	(122)
Derivative financial instruments	145	(305)	329	(237)
Actuarial gains and losses on pension plans and similar commitments	608	(1,569)	(1,249)	(1,719)

Total income and expense recognized directly in equity, net of tax (1) (2)	619	(1,429)	(1,354)	(2,391)

Total income/loss and expense recognized in equity	(444)	(3,849)	1,143	3,495

Attributable to:
Minority interest	54	80	203	159
Shareholders of Siemens AG	(498)	(3,929)	940	3,336

(1)	Includes income and (expense) resulting from investments accounted for using the equity method of €36 and €(55) for the three months ended September 30, 2009 and 2008, respectively, and €71 and €(38) for the fiscal years ended September 30, 2009 and 2008, respectively.

(2)	Includes minority interest relating to currency translation differences of €(15) and €38 for the three months ended September 30, 2009 and 2008, respectively, and €(1) and €1 for the fiscal years ended September 30, 2009 and 2008, respectively; as well as minority interests relating to actuarial gains and losses on pension plans and similar commitments of €(1) and €(3) for the three months ended September 30, 2009 and 2008, respectively, and €(1) and €(3) for the fiscal years ended September 30, 2009 and 2008, respectively.

SIEMENS
CONSOLIDATED STATEMENTS OF CASH FLOW (unaudited)
For the three months ended September 30, 2009 and 2008
(in millions of €)

	Three months
	ended September 30,
	2009	2008
Cash flows from operating activities
Net income	(1,063)	(2,420)
Adjustments to reconcile net income to cash provided
Amortization, depreciation and impairments	803	1,038
Income taxes	143	(310)
Interest (income) expense, net	(62)	(38)
(Gains) losses on sales and disposals of businesses, intangibles and property, plant and equipment, net	(83)	872
(Gains) on sales of investments, net (1)	(5)	(12)
(Gains) losses on sales and impairments of current available-for-sale financial assets, net	(1)	8
(Income) losses from investments (1)	1,913	13
Other non-cash (income) expenses	117	(117)
Change in current assets and liabilities
(Increase) decrease in inventories	921	765
(Increase) decrease in trade and other receivables	60	(440)
(Increase) decrease in other current assets	407	381
Increase (decrease) in trade payables	596	772
Increase (decrease) in current provisions	395	1,120
Increase (decrease) in other current liabilities	220	1,908
Change in other assets and liabilities	(132)	578
Income taxes paid	(377)	(311)
Dividends received	82	107
Interest received	185	294

Net cash provided by (used in) operating activities — continuing and discontinued operations	4,119	4,208
Net cash provided by (used in) operating activities — continuing operations	4,155	4,198
Cash flows from investing activities
Additions to intangible assets and property, plant and equipment	(997)	(1,443)
Acquisitions, net of cash acquired	(9)	(628)
Purchases of investments (1)	(267)	(20)
Purchases of current available-for-sale financial assets	(22)	(6)
(Increase) decrease in receivables from financing activities	(378)	(961)
Proceeds from sales of investments, intangibles and property, plant and equipment (1)	118	138
Proceeds and (payments) from disposals of businesses	20	(776)
Proceeds from sales of current available-for-sale financial assets	8	1

Net cash provided by (used in) investing activities — continuing and discontinued operations	(1,527)	(3,695)
Net cash provided by (used in) investing activities — continuing operations	(1,518)	(2,580)
Cash flows from financing activities
Purchase of common stock	—	(1,086)
Proceeds from re-issuance of treasury stock	—	4
Proceeds from issuance of long-term debt	—	740
Repayment of long-term debt (including current maturities of long-term debt)	(576)	(48)
Change in short-term debt and other financing activities	(652)	(1,019)
Interest paid	(120)	(175)
Dividends paid to minority shareholders	(51)	(45)

Net cash provided by (used in) financing activities — continuing and discontinued operations	(1,399)	(1,629)
Net cash provided by (used in) financing activities — continuing operations	(1,444)	(2,507)
Effect of exchange rates on cash and cash equivalents	(66)	79
Net increase (decrease) in cash and cash equivalents	1,127	(1,037)
Cash and cash equivalents at beginning of period	9,077	7,966

Cash and cash equivalents at end of period	10,204	6,929
Less: Cash and cash equivalents of assets classified as held for disposal and discontinued operations at end of period	45	36

Cash and cash equivalents at end of period (Consolidated Balance Sheets)	10,159	6,893

(1)	Investments include equity instruments either classified as non-current available-for-sale financial assets, accounted for using the equity method or classified as held for disposal. Purchases of Investments includes certain loans to Investments accounted for using the equity method.

SIEMENS
CONSOLIDATED STATEMENTS OF CASH FLOW (unaudited)
For the fiscal years ended September 30, 2009 and 2008
(in millions of €)

	Fiscal years
	ended September 30,
	2009	2008
Cash flows from operating activities
Net income	2,497	5,886
Adjustments to reconcile net income to cash provided
Amortization, depreciation and impairments	2,924	3,213
Income taxes	1,492	831
Interest (income) expense, net	(158)	(75)
(Gains) losses on sales and disposals of businesses, intangibles and property, plant and equipment, net	(434)	(5,092)
(Gains) on sales of investments, net (1)	(351)	(35)
(Gains) losses on sales and impairments of current available-for-sale financial assets, net	11	(5)
(Income) losses from investments (1)	1,921	(328)
Other non-cash (income) expenses	354	383
Change in current assets and liabilities
(Increase) decrease in inventories	(62)	(1,631)
(Increase) decrease in trade and other receivables	1,104	(1,088)
(Increase) decrease in other current assets	232	167
Increase (decrease) in trade payables	(1,070)	719
Increase (decrease) in current provisions	(669)	1,414
Increase (decrease) in other current liabilities	(737)	4,417
Change in other assets and liabilities	(164)	200
Income taxes paid	(1,536)	(1,564)
Dividends received	441	337
Interest received	769	875

Net cash provided by (used in) operating activities — continuing and discontinued operations	6,564	8,624
Net cash provided by (used in) operating activities — continuing operations	6,709	9,281
Cash flows from investing activities
Additions to intangible assets and property, plant and equipment	(2,923)	(3,721)
Acquisitions, net of cash acquired	(208)	(5,407)
Purchases of investments (1)	(972)	(151)
Purchases of current available-for-sale financial assets	(52)	(16)
(Increase) decrease in receivables from financing activities	(495)	(2,445)
Proceeds from sales of investments, intangibles and property, plant and equipment (1)	1,224	803
Proceeds and (payments) from disposals of businesses	(234)	10,481
Proceeds from sales of current available-for-sale financial assets	35	49

Net cash provided by (used in) investing activities — continuing and discontinued operations	(3,625)	(407)
Net cash provided by (used in) investing activities — continuing operations	(3,431)	(9,989)
Cash flows from financing activities
Purchase of common stock	—	(4,350)
Proceeds from re-issuance of treasury stock	134	248
Proceeds from issuance of long-term debt	3,973	5,728
Repayment of long-term debt (including current maturities of long-term debt)	(1,076)	(691)
Change in short-term debt and other financing activities	(356)	(4,635)
Interest paid	(759)	(829)
Dividends paid	(1,380)	(1,462)
Dividends paid to minority shareholders	(161)	(138)

Net cash provided by (used in) financing activities — continuing and discontinued operations	375	(6,129)
Net cash provided by (used in) financing activities — continuing operations	36	3,730
Effect of exchange rates on cash and cash equivalents	(39)	(99)
Net increase (decrease) in cash and cash equivalents	3,275	1,989
Cash and cash equivalents at beginning of period	6,929	4,940

Cash and cash equivalents at end of period	10,204	6,929
Less: Cash and cash equivalents of assets classified as held for disposal and discontinued operations at end of period	45	36

Cash and cash equivalents at end of period (Consolidated Balance Sheets)	10,159	6,893

(1)	Investments include equity instruments either classified as non-current available-for-sale financial assets, accounted for using the equity method or classified as held for disposal. Purchases of Investments includes certain loans to Investments accounted for using the equity method.

SIEMENS
CONSOLIDATED BALANCE SHEETS (unaudited)
As of September 30, 2009 and 2008
(in millions of €)

	9/30/09	9/30/08
ASSETS
Current assets
Cash and cash equivalents	10,159	6,893
Available-for-sale financial assets	170	152
Trade and other receivables	14,449	15,785
Other current financial assets	2,902	3,116
Inventories	14,129	14,509
Income tax receivables	612	610
Other current assets	1,191	1,368
Assets classified as held for disposal	517	809

Total current assets	44,129	43,242

Goodwill	15,821	16,004
Other intangible assets	5,026	5,413
Property, plant and equipment	11,323	11,258
Investments accounted for using the equity method	4,679	7,017
Other financial assets	10,030	7,785
Deferred tax assets	3,291	3,009
Other assets	627	735

Total assets	94,926	94,463

LIABILITIES AND EQUITY
Current liabilities
Short-term debt and current maturities of long-term debt	698	1,819
Trade payables	7,593	8,860
Other current financial liabilities	2,119	2,427
Current provisions	4,191	5,165
Income tax payables	1,936	1,970
Other current liabilities	20,311	21,644
Liabilities associated with assets classified as held for disposal	157	566

Total current liabilities	37,005	42,451

Long-term debt	18,940	14,260
Pension plans and similar commitments	5,938	4,361
Deferred tax liabilities	776	726
Provisions	2,771	2,533
Other financial liabilities	187	376
Other liabilities	2,022	2,376

Total liabilities	67,639	67,083

Equity
Common stock, no par value (1)	2,743	2,743
Additional paid-in capital	5,946	5,997
Retained earnings	22,646	22,989
Other components of equity	(1,057)	(953)
Treasury shares, at cost (2)	(3,632)	(4,002)

Total equity attributable to shareholders of Siemens AG	26,646	26,774

Minority interest	641	606

Total equity	27,287	27,380

Total liabilities and equity	94,926	94,463

(1)	Authorized: 1,111,513,421 and 1,137,913,421 shares, respectively. Issued: 914,203,421 and 914,203,421 shares, respectively.

(2)	47,777,661 and 52,645,665 shares, respectively.

SUPPLEMENTAL DATA
SIEMENS
ADDITIONAL INFORMATION (I) (unaudited)
New orders, Revenue, Profit, Margin developments and growth rates for Sectors, Divisions and Siemens IT Solutions and Services
For the three months ended September 30, 2009 and 2008
(in millions of €)

																		Target
	New Orders						Revenue						Profit(1)			Margin		range
	2009	2008	% Change		therein		2009	2008	% Change		therein		2009	2008	%Change	2009	2008
			Actual	Adjusted(2)	Currency	Portfolio			Actual	Adjusted(2)	Currency	Portfolio
Sectors and Divisions
Industry Sector	8,110	10,165	(20)%	(20)%	0%	0%	8,981	10,280	(13)%	(13)%	0%	0%	562	841	(33)%	6.3%	8.2%	9-13%
Industry Automation	1,655	2,213	(25)%	(25)%	0%	0%	1,803	2,286	(21)%	(21)%	0%	0%	202	353	(43)%	11.2%	15.4%	12-17%
Drive Technologies	1,440	2,170	(34)%	(34)%	0%	0%	1,813	2,292	(21)%	(21)%	0%	0%	161	350	(54)%	8.9%	15.3%	11-16%
Building Technologies	1,600	1,723	(7)%	(8)%	1%	0%	1,554	1,676	(7)%	(9)%	1%	1%	77	169	(54)%	5.0%	10.1%	7-10%
OSRAM	1,057	1,134	(7)%	(9)%	1%	1%	1,057	1,134	(7)%	(9)%	1%	1%	(19)	42	—	(1.8)%	3.7%	10-12%
Industry Solutions	1,278	1,814	(30)%	(30)%	0%	0%	1,687	2,084	(19)%	(19)%	0%	0%	33	129	(74)%	2.0%	6.2%	5-7%
Mobility	1,754	1,809	(3)%	(3)%	0%	0%	1,746	1,647	6%	6%	0%	0%	101	(197)	—	5.8%	(12.0)%	5-7%
Energy Sector	6,487	7,246	(10)%	(8)%	(2)%	0%	6,761	6,749	0%	1%	(1)%	0%	878	466	88%	13.0%	6.9%	11-15%
Fossil Power Generation	2,216	3,287	(33)%	(33)%	0%	0%	2,655	2,442	9%	9%	0%	0%	327	2	>200%	12.3%	0.1%	11-15%
Renewable Energy	786	319	146%	179%	(33)%	0%	661	627	5%	6%	(1)%	0%	76	83	(8)%	11.5%	13.2%	12-16%
Oil & Gas	1,363	1,137	20%	23%	(3)%	0%	1,090	1,200	(9)%	(7)%	(2)%	0%	140	112	25%	12.8%	9.3%	10-14%
Power Transmission	1,600	1,785	(10)%	(9)%	(2)%	1%	1,637	1,596	3%	3%	(1)%	1%	222	149	49%	13.6%	9.3%	10-14%
Power Distribution	665	835	(20)%	(17)%	(3)%	0%	863	1,004	(14)%	(12)%	(2)%	0%	125	126	(1)%	14.5%	12.5%	11-15%
Healthcare Sector(3)	3,331	3,382	(2)%	(3)%	1%	0%	3,142	3,118	1%	(1)%	2%	0%	483	226	114%	15.4%	7.2%	14-17%
Imaging & IT	2,124	2,195	(3)%	(4)%	1%	0%	1,921	1,963	(2)%	(4)%	2%	0%	357	232	54%	18.6%	11.8%	14-17%
Workflow & Solutions	384	450	(15)%	(16)%	0%	1%	397	407	(2)%	(5)%	1%	2%	30	(65)	—	7.6%	(16.0)%	11-14%
Diagnostics(4)	857	829	3%	1%	2%	0%	864	831	4%	2%	2%	0%	97	50	94%	11.2%	6.0%	16-19%

Total Sectors	17,928	20,793	(14)%	(13)%	(1)%	0%	18,884	20,147	(6)%	(6)%	0%	0%	1,923	1,533	25%

Siemens IT Solutions and Services	1,098	1,393	(21)%	(17)%	(1)%	(3)%	1,159	1,464	(21)%	(17)%	(1)%	(3)%	—	45	(100)%	0.0%	3.1%	5-7%

(1)	Profit of the Sectors and Divisions as well as Siemens IT Solutions and Services is earnings before financing interest, certain pension costs and income taxes. Certain other items not considered performance indicative by Management may be excluded.
(2)	Excluding currency translation and portfolio effects.
(3)	The profit margin effect from PPA and integration costs was 2.1 percentage points for fiscal 2009 and 3.1 percentage points for fiscal 2008. Profit margin excluding PPA effects and integration costs is 17.5% in fiscal 2009 and 10.3% in fiscal 2008.
(4)	The profit margin effect from PPA and integration costs was 7.6 percentage points for fiscal 2009 and 11.8 percentage points for fiscal 2008. Profit margin excluding PPA effects and integration costs is 18.8% in fiscal 2009 and 17.8% in fiscal 2008.
Electronic Assembly Systems was reclassified from Industry to Other Operations in the second quarter of fiscal 2009. Prior year amounts were reclassified for comparison purposes within all “Additional Information.”
Due to rounding, numbers presented may not add up precisely to totals provided.

SUPPLEMENTAL DATA
SIEMENS
ADDITIONAL INFORMATION (I) (unaudited)
New orders, Revenue, Profit, Margin developments and growth rates for Sectors, Divisions and Siemens IT Solutions and Services
For the fiscal years ended September 30, 2009 and 2008
(in millions of €)

																		Target
	New Orders						Revenue						Profit(1)			Margin		range
	2009	2008	% Change		therein		2009	2008	% Change		therein		2009	2008	%Change	2009	2008
			Actual	Adjusted(2)	Currency	Portfolio			Actual	Adjusted(2)	Currency	Portfolio
Sectors and Divisions
Industry Sector	33,284	42,374	(21)%	(22)%	1%	0%	35,043	37,653	(7)%	(8)%	1%	0%	2,701	3,947	(32)%	7.7%	10.5%	9-13%
Industry Automation	6,766	8,945	(24)%	(23)%	1%	(2)%	7,039	8,699	(19)%	(18)%	1%	(2)%	639	1,606	(60)%	9.1%	18.5%	12-17%
Drive Technologies	6,511	9,425	(31)%	(32)%	1%	0%	7,526	8,434	(11)%	(12)%	1%	0%	836	1,279	(35)%	11.1%	15.2%	11-16%
Building Technologies	5,884	6,333	(7)%	(10)%	2%	1%	5,934	5,984	(1)%	(4)%	2%	1%	382	466	(18)%	6.4%	7.8%	7-10%
OSRAM	4,036	4,624	(13)%	(13)%	2%	(2)%	4,036	4,624	(13)%	(13)%	2%	(2)%	89	401	(78)%	2.2%	8.7%	10-12%
Industry Solutions	6,101	8,415	(27)%	(28)%	0%	1%	6,804	7,106	(4)%	(6)%	1%	1%	360	439	(18)%	5.3%	6.2%	5-7%
Mobility	6,766	7,842	(14)%	(14)%	0%	0%	6,442	5,841	10%	11%	(1)%	0%	390	(230)	—	6.1%	(3.9)%	5-7%
Energy Sector	30,076	33,428	(10)%	(9)%	(1)%	0%	25,793	22,577	14%	14%	0%	0%	3,315	1,434	131%	12.9%	6.4%	11-15%
Fossil Power Generation	12,135	12,993	(7)%	(8)%	1%	0%	9,802	8,171	20%	18%	2%	0%	1,275	(89)	—	13.0%	(1.1)%	11-15%
Renewable Energy	4,823	4,434	9%	16%	(7)%	0%	2,935	2,092	40%	39%	1%	0%	382	242	58%	13.0%	11.6%	12-16%
Oil & Gas	4,450	5,630	(21)%	(18)%	(2)%	(1)%	4,276	4,038	6%	10%	(3)%	(1)%	499	351	42%	11.7%	8.7%	10-14%
Power Transmission	6,324	7,290	(13)%	(12)%	(1)%	0%	6,172	5,497	12%	12%	0%	0%	725	565	28%	11.7%	10.3%	10-14%
Power Distribution	3,018	3,578	(16)%	(14)%	(2)%	0%	3,284	3,211	2%	4%	(2)%	0%	435	369	18%	13.2%	11.5%	11-15%
Healthcare Sector(3)	11,950	11,779	1%	(3)%	3%	1%	11,927	11,170	7%	2%	4%	1%	1,450	1,225	18%	12.2%	11.0%	14-17%
Imaging & IT	7,143	7,243	(1)%	(5)%	4%	0%	7,152	6,811	5%	1%	4%	0%	1,161	899	29%	16.2%	13.2%	14-17%
Workflow & Solutions	1,553	1,653	(6)%	(8)%	2%	0%	1,515	1,490	2%	(1)%	2%	1%	(53)	66	—	(3.5)%	4.4%	11-14%
Diagnostics(4)	3,479	3,195	9%	1%	4%	4%	3,490	3,185	10%	2%	4%	4%	338	248	36%	9.7%	7.8%	16-19%

Total Sectors	75,310	87,581	(14)%	(14)%	0%	0%	72,763	71,400	2%	1%	1%	0%	7,466	6,606	13%

Siemens IT Solutions and Services	4,501	5,272	(15)%	(10)%	(2)%	(3)%	4,686	5,325	(12)%	(8)%	(1)%	(3)%	90	144	(38)%	1.9%	2.7%	5-7%

(1)	Profit of the Sectors and Divisions as well as Siemens IT Solutions and Services is earnings before financing interest, certain pension costs and income taxes. Certain other items not considered performance indicative by Management may be excluded.
(2)	Excluding currency translation and portfolio effects.
(3)	The profit margin effect from PPA and integration costs was 2.0 percentage points for fiscal 2009 and 3.1 percentage points for fiscal 2008. Profit margin excluding PPA effects and integration costs is 14.2% in fiscal 2009 and 14.1% in fiscal 2008.
(4)	The profit margin effect from PPA and integration costs was 7.1 percentage points for fiscal 2009 and 10.8 percentage points for fiscal 2008. Profit margin excluding PPA effects and integration costs is 16.8% in fiscal 2009 and 18.6% in fiscal 2008.
Electronic Assembly Systems was reclassified from Industry to Other Operations in the second quarter of fiscal 2009. Prior year amounts were reclassified for comparison purposes within all “Additional Information.”
Due to rounding, numbers presented may not add up precisely to totals provided.

SUPPLEMENTAL DATA
SIEMENS
ADDITIONAL INFORMATION (II) (unaudited)
Reconciliation from Profit / Income before income taxes to EBITDA (adjusted)
For the three months ended September 30, 2009 and 2008
(in millions of €)

			Income (loss)								Depreciation
			from investments								and impairments
			accounted for								of property, plant
			using the equity		Financial income		EBIT				and equipment		EBITDA
	Profit(1)		method, net(2)		(expense), net(3)		(adjusted)(4)		Amortization(5)		and goodwill(6)		(adjusted)
	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008
Sectors and Divisions
Industry Sector	562	841	1	2	(3)	—	564	839	103	87	212	320	879	1,246
Industry Automation	202	353	2	2	(4)	(1)	204	352	53	42	31	37	288	431
Drive Technologies	161	350	—	—	1	—	160	350	10	13	43	39	213	402
Building Technologies	77	169	(1)	(1)	3	(1)	75	171	22	16	31	21	128	208
OSRAM	(19)	42	(3)	—	—	(1)	(16)	43	7	6	77	142	68	191
Industry Solutions	33	129	2	—	3	5	28	124	8	9	16	15	52	148
Mobility	101	(197)	1	(1)	(9)	(1)	109	(195)	3	1	13	66	125	(128)
Energy Sector	878	466	15	(39)	6	11	857	494	18	19	95	86	970	599
Fossil Power Generation	327	2	5	(49)	2	7	320	44	4	8	35	38	359	90
Renewable Energy	76	83	1	1	—	—	75	82	2	4	14	7	91	93
Oil & Gas	140	112	—	—	1	(1)	139	113	6	7	17	16	162	136
Power Transmission	222	149	8	7	5	8	209	134	3	3	18	16	230	153
Power Distribution	125	126	1	1	(1)	—	125	125	3	2	9	11	137	138
Healthcare Sector	483	226	4	5	(2)	3	481	218	72	93	90	88	643	399
Imaging & IT	357	232	3	1	1	—	353	231	25	49	23	16	401	296
Workflow & Solutions	30	(65)	—	—	—	—	30	(65)	2	1	7	7	39	(57)
Diagnostics	97	50	—	2	1	2	96	46	44	43	59	58	199	147

Total Sectors	1,923	1,533	20	(32)	1	14	1,902	1,551	193	199	397	494	2,492	2,244

Equity Investments	(1,980)	6	(1,965)	12	4	(6)	(19)	—	—	—	—	—	(19)	—
Cross-Sector Businesses
Siemens IT Solutions and Services	—	45	5	1	(1)	—	(4)	44	12	15	26	47	34	106
Siemens Financial Services (SFS)	34	49	18	9	16	27	—	13	2	1	79	74	81	88
Reconciliation to Consolidated Financial Statements
Other Operations	(133)	(277)	—	1	2	10	(135)	(288)	12	29	(1)	99	(124)	(160)
Siemens Real Estate (SRE)	15	54	—	—	(10)	(13)	25	67	—	—	65	45	90	112
Corporate items and pensions	(600)	(2,760)	(3)	—	(97)	70	(500)	(2,830)	1	6	9	7	(490)	(2,817)
Eliminations, Corporate Treasury and other reconciling items	(100)	(130)	8	(14)	(63)	(99)	(45)	(17)	—	—	(19)	(17)	(64)	(34)

Siemens	(841)	(1,480)	(1,917)	(23)	(148)	3	1,224	(1,460)	220	250	556	749	2,000	(461)

(1)	Profit of the Sectors and Divisions as well as of Equity Investments, Siemens IT Solutions and Services and Other Operations is earnings before financing interest, certain pension costs and income taxes. Certain other items not considered performance indicative by Management may be excluded. Profit of SFS and SRE is Income before income taxes.
(2)	Includes impairments and reversals of impairments of investments accounted for using the equity method.
(3)	Includes impairment of non-current available-for-sale financial assets.
(4)	Adjusted EBIT is Income from continuing operations before income taxes less Financial income (expense), net and Income (loss) from investments accounted for using the equity method, net.
(5)	Amortization and impairments of intangible assets other than goodwill.
(6)	Includes impairments of goodwill of €9 and €8 for the three months ended September 30, 2009 and 2008, respectively.
Due to rounding, numbers presented may not add up precisely to totals provided.

SUPPLEMENTAL DATA
SIEMENS
ADDITIONAL INFORMATION (II) (unaudited)
Reconciliation from Profit / Income before income taxes to EBITDA (adjusted)
For the fiscal years ended September 30, 2009 and 2008
(in millions of €)

			Income (loss)								Depreciation
			from investments								and impairments
			accounted for								of property, plant
			using the equity		Financial income		EBIT				and equipment		EBITDA
	Profit(1)		method, net(2)		(expense), net(3)		(adjusted)(4)		Amortization(5)		and goodwill(6)		(adjusted)
	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008
Sectors and Divisions
Industry Sector	2,701	3,947	1	15	(13)	—	2,713	3,932	376	330	715	800	3,804	5,062
Industry Automation	639	1,606	3	1	(2)	3	638	1,602	193	162	112	113	943	1,877
Drive Technologies	836	1,279	(2)	1	(1)	3	839	1,275	44	47	150	136	1,033	1,458
Building Technologies	382	466	(1)	1	—	2	383	463	70	65	90	73	543	601
OSRAM	89	401	(2)	3	1	—	90	398	26	23	243	297	359	718
Industry Solutions	360	439	4	7	3	3	353	429	33	29	64	57	450	515
Mobility	390	(230)	(1)	1	(16)	(10)	407	(221)	10	4	56	124	473	(93)
Energy Sector	3,315	1,434	59	41	(10)	7	3,266	1,386	70	78	315	267	3,651	1,731
Fossil Power Generation	1,275	(89)	26	9	(14)	2	1,263	(100)	16	20	107	100	1,386	20
Renewable Energy	382	242	4	5	(1)	—	379	237	7	10	45	21	431	268
Oil & Gas	499	351	—	—	—	(1)	499	352	26	28	58	57	583	437
Power Transmission	725	565	27	25	9	9	689	531	11	10	66	54	766	595
Power Distribution	435	369	2	2	(3)	(1)	436	368	10	11	33	33	479	412
Healthcare Sector	1,450	1,225	29	27	6	26	1,415	1,172	304	309	350	331	2,069	1,812
Imaging & IT	1,161	899	8	6	2	2	1,151	891	116	143	86	82	1,353	1,116
Workflow & Solutions	(53)	66	10	2	1	4	(64)	60	6	5	24	21	(34)	86
Diagnostics	338	248	—	6	8	9	330	233	181	161	233	218	744	612

Total Sectors	7,466	6,606	89	83	(17)	33	7,394	6,490	750	717	1,380	1,398	9,524	8,605

Equity Investments	(1,851)	95	(2,160)	101	30	(6)	279	—	—	—	—	—	279	—
Cross-Sector Businesses
Siemens IT Solutions and Services	90	144	26	25	1	9	63	110	44	50	136	174	243	334
Siemens Financial Services (SFS)	304	286	130	57	111	182	63	47	6	3	314	282	383	332
Reconciliation to Consolidated Financial Statements
Other Operations	(372)	(453)	—	1	1	10	(373)	(464)	29	57	64	221	(280)	(186)
Siemens Real Estate (SRE)	341	356	—	—	(35)	(51)	376	407	1	1	180	160	557	568
Corporate items and pensions	(1,714)	(3,860)	(4)	(3)	(395)	166	(1,315)	(4,023)	4	68	34	29	(1,277)	(3,926)
Eliminations, Corporate Treasury and other reconciling items	(373)	(300)	(27)	(4)	(206)	(221)	(140)	(75)	—	—	(70)	(67)	(210)	(142)

Siemens	3,891	2,874	(1,946)	260	(510)	122	6,347	2,492	834	896	2,038	2,197	9,219	5,585

(1)	Profit of the Sectors and Divisions as well as of Equity Investments, Siemens IT Solutions and Services and Other Operations is earnings before financing interest, certain pension costs and income taxes. Certain other items not considered performance indicative by Management may be excluded. Profit of SFS and SRE is Income before income taxes.
(2)	Includes impairments and reversals of impairments of investments accounted for using the equity method.
(3)	Includes impairment of non-current available-for-sale financial assets.
(4)	Adjusted EBIT is Income from continuing operations before income taxes less Financial income (expense), net and Income (loss) from investments accounted for using the equity method, net.
(5)	Amortization and impairments of intangible assets other than goodwill.
(6)	Includes impairments of goodwill of €32 and €78 for the fiscal years ended September 30, 2009 and 2008, respectively.
Due to rounding, numbers presented may not add up precisely to totals provided.

SUPPLEMENTAL DATA
SIEMENS
ADDITIONAL INFORMATION (III) (unaudited)
External revenue of Sectors and Cross-Sector businesses by regions
For the fiscal years ended September 30, 2009 and 2008
(in millions of €)

	External revenue (location of customer)
	Europa, C.I.S.(1), Africa,
	Middle East				therein Germany				Americas				Asia, Australia				Total
	2009	2008	% Change		2009	2008	% Change		2009	2008	% Change		2009	2008	% Change		2009	2008	% Change
Sectors
Industry Sector	19,243	21,301	(10)%		6,636	7,434	(11)%		8,323	8,763	(5)%		6,349	6,462	(2)%		33,915	36,526	(7)%
Energy Sector	14,715	12,722	16%		1,905	1,890	1%		6,552	5,643	16%		4,138	3,826	8%		25,405	22,191	14%
Healthcare Sector	4,724	4,537	4%		1,072	980	9%		5,153	4,861	6%		1,986	1,718	16%		11,864	11,116	7%
Cross-Sector Businesses
Siemens IT Solutions and Services	3,129	3,326	(6)%		1,307	1,451	(10)%		399	430	(7)%		52	89	(42)%		3,580	3,845	(7)%
Siemens Financial Services (SFS)	407	458	(11)%		153	163	(6)%		251	213	18%		5	4	25%		663	675	(2)%
Reconciliation to Siemens	1,070	2,551	(58)%		452	879	(49)%		76	197	(61)%		78	226	(65)%		1,224	2,974	(59)%

Siemens	43,288	44,895	(4)%		11,525	12,797	(10)%		20,754	20,107	3%		12,609	12,325	2%		76,651	77,327	(1)%

	External revenue of Sectors and Cross-Sector businesses as a percentage of regional and Siemens total revenue
	Percentage of regional external revenue (location of customer)																Percentage of Siemens
	Europa, C.I.S.(1), Africa,
	Middle East				therein Germany				Americas				Asia, Australia				total revenue
	2009	2008	Change		2009	2008	Change		2009	2008	Change		2009	2008	Change		2009	2008	Change
			in pp				in pp				in pp				in pp				in pp
Sectors
Industry Sector	57%	58%	-1.6	pp	20%	20%	-0.8	pp	24%	24%	0.5	pp	19%	18%	1.0	pp	44%	47%	-3.0	pp
Energy Sector	58%	57%	0.6	pp	7%	9%	-1.0	pp	26%	26%	0.4	pp	16%	17%	-1.0	pp	33%	29%	4.4	pp
Healthcare Sector	40%	41%	-1.0	pp	9%	9%	0.2	pp	43%	44%	-0.3	pp	17%	15%	1.3	pp	15%	14%	1.1	pp
Cross-Sector Businesses
Siemens IT Solutions and Services	87%	87%	0.9	pp	37%	38%	-1.2	pp	11%	11%	0.0	pp	2%	2%	-0.9	pp	5%	5%	-0.3	pp
Siemens Financial Services (SFS)	61%	68%	-6.5	pp	23%	24%	-1.1	pp	38%	31%	6.3	pp	1%	1%	0.2	pp	1%	1%	0.0	pp
Reconciliation to Siemens	88%	86%	1.6	pp	37%	30%	7.4	pp	6%	7%	-0.4	pp	6%	7%	-1.2	pp	2%	4%	-2.2	pp

Siemens	57%	58%	-1.6	pp	15%	17%	-1.5	pp	27%	26%	1.1	pp	16%	16%	0.5	pp	100%	100%

(1)	Commonwealth of Independent States.
Due to rounding, numbers presented may not add up precisely to totals provided.

Munich, December 3, 2009
Legal Proceedings
Public corruption proceedings
Governmental and related proceedings
Public prosecutors and other government authorities in jurisdictions around the world are conducting investigations of Siemens and certain of our current and former employees regarding allegations of public corruption, including criminal breaches of fiduciary duty including embezzlement, as well as bribery, money laundering and tax evasion, among others. These investigations involve allegations of corruption at a number of Siemens’ business units.
On December 15, 2008, Siemens announced that legal proceedings against it arising from allegations of bribing public officials were concluded on the same day in Munich, Germany, and in Washington, DC.
The Munich public prosecutor announced the termination of legal proceedings alleging the failure of the former Managing Board of Siemens AG to fulfill its supervisory duties. Siemens agreed to pay a fine of €395 million. The payment of the fine marks the conclusion of this legal proceeding against the Company by the Munich public prosecutor. The investigations of former members of the Managing Board, employees of the Company and other individuals remain unaffected by this resolution.
In Washington, DC, Siemens pleaded guilty in federal court to criminal charges of knowingly circumventing and failing to maintain adequate internal controls and failing to comply with the books and records provisions of the U.S. Foreign Corrupt Practices Act (FCPA). In related cases, three Siemens foreign subsidiaries, Siemens S.A. (Argentina), Siemens Bangladesh Ltd. and Siemens S.A. (Venezuela), pleaded guilty to individual counts of conspiracy to violate the FCPA. In connection with these pleas, Siemens and the three subsidiaries agreed to pay a fine of US$450 million to resolve the charges of the United States Department of Justice (DOJ). At the same time, Siemens settled a civil action against it brought by the U.S. Securities and Exchange Commission (SEC) for violations of the FCPA. Without admitting or denying the allegations of the SEC complaint, Siemens agreed to the entry of a court judgment permanently restraining and enjoining Siemens from violations of the FCPA and to the disgorgement of profits in the amount of US$350 million.
The agreement reflects the U.S. prosecutors’ express recognition of Siemens’ extraordinary cooperation as well as Siemens’ new and comprehensive compliance program and extensive remediation efforts. Based on these facts, the lead agency for U.S. federal government contracts, the Defense Logistics Agency (DLA), issued a formal determination that Siemens remains a responsible contractor for U.S. government business.

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Under the terms of the plea and settlement agreements reached in the United States, Siemens has engaged Dr. Theo Waigel, former German federal minister of finance, as compliance monitor to evaluate and report, for a period of up to four years, on the Company’s progress in implementing and operating its new compliance program.
In the fourth quarter of fiscal 2008, the Company accrued a provision in the amount of approximately €1 billion in connection with the discussions with the Munich public prosecutor, the SEC and DOJ for the purpose of resolving their respective investigations. Cash outflows relating to the fines and disgorgements referred to above during the first quarter of fiscal 2009 amounted to €1.008 billion.
As previously reported, in October 2007, the Munich public prosecutor terminated a similar investigation relating to Siemens’ former Communications Group. Siemens paid €201 million in connection with the termination of this investigation. This brings the total amount paid to authorities in Germany in connection with these legal proceedings to €596 million.
As previously reported, the public prosecutor in Wuppertal, Germany is conducting an investigation against Siemens employees regarding allegations that they participated in bribery related to the awarding of an EU contract for the refurbishment of a power plant in Serbia in 2002.
As previously reported, Siemens Zrt. Hungary and certain of its employees are being investigated by Hungarian authorities in connection with allegations concerning suspicious payments in connection with consulting agreements with a variety of shell corporations and bribery relating to the awarding of a contract for the delivery of communication equipment to the Hungarian Armed Forces.
As previously reported, the Vienna, Austria public prosecutor is conducting an investigation into payments between 1999 and 2006 relating to Siemens AG Austria and its subsidiary Siemens VAI Metal Technologies GmbH & Co. for which valid consideration could not be identified.
As previously reported, authorities in Russia are conducting an investigation into alleged misappropriation of public funds in connection with the award of contracts to Siemens for the delivery of medical equipment to public authorities in Yekaterinburg in the years 2003 to 2005.
As previously reported, in August 2007, the Nuremberg-Fuerth prosecutor began an investigation into possible violations of law in connection with the United Nations Oil-for-Food Programme. In December 2008, the prosecutor discontinued the investigation with respect to all persons accused.
As previously reported, the Sao Paulo, Brazil, Public Prosecutor’s Office is conducting an investigation against Siemens relating to the use of business consultants and suspicious payments in connection with the former Transportation Systems Group in or after 2000.
As previously reported, in October 2008, U.S. authorities conducted a search at the premises of Siemens Building Technologies Inc. in Cleveland, Ohio in connection with a previously ongoing investigation into activities with Cuyahoga County government agencies.

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On March 9, 2009, Siemens received a decision by the Vendor Review Committee of the United Nations Secretariat Procurement Division (UNPD) suspending Siemens from the UNPD vendor database for a minimum period of six months. The suspension applies to contracts with the UN Secretariat and stems from Siemens’ guilty plea in December 2008 to violations of the U.S. FCPA. Siemens does not expect a significant impact on its business, results of operations or financial condition from this decision. The review of the decision by the UNPD is pending. In the meantime, the suspension remains effective.
In April 2009, the Company received a “Notice of Commencement of Administrative Proceedings and Recommendations of the Evaluation and Suspension Officer” from the World Bank, which comprises the International Bank for Reconstruction and Development as well as the International Development Association, in connection with allegations of sanctionable practices during the period 2004-2006 relating to a World Bank-financed project in Russia. On July 2, 2009, the Company entered into a global settlement agreement with the International Bank for Reconstruction and Development, the International Development Association, the International Finance Corporation and the Multilateral Investment Guarantee Agency (collectively, the “World Bank Group”) to resolve World Bank Group investigations involving allegations of corruption by Siemens. In the agreement, Siemens voluntarily undertakes to refrain from bidding in connection with any project, program, or other investment financed or guaranteed by the World Bank Group (“Bank Group Projects”) for a period of two years, commencing on January 1, 2009 and ending on December 31, 2010. Siemens is not prohibited by the voluntary restraint from continuing work on existing contracts under Bank Group Projects or concluded in connection with World Bank Group corporate procurement provided such contracts were signed by Siemens and all other parties thereto prior to January 1, 2009. The agreement provides for exemptions to the voluntary restraint in exceptional circumstances upon approval of the World Bank Group. Siemens must also withdraw all pending bids, including proposals for consulting contracts in connection with Bank Group Projects and World Bank Group corporate procurement where the World Bank Group has not provided its approval prior to July 2, 2009. Furthermore, Siemens is also required to voluntarily disclose to the World Bank Group any potential misconduct in connection with any Bank Group Projects. Finally, Siemens will pay US$100 million to agreed anti-corruption organizations over a period of not more than 15 years. In fiscal 2009, the Company took a charge to Other operating expense to accrue a provision in the amount of €53 million.
In November 2009, Siemens Russia OOO and all its controlled subsidiaries were, in a separate proceeding before the World Bank Group, debarred for four years from participating in Bank Group Projects. Siemens Russia OOO will not contest the debarment.
As previously reported, the Norwegian anti-corruption unit, Oekokrim, conducted an investigation against Siemens AS Norway and two of its former employees related to payments made for golf trips in 2003 and 2004, which were attended by members of the Norwegian Department of Defense. On July 3, 2009, the trial court in Oslo, Norway, found the two former employees not guilty. Oekokrim stated on July 16, 2009, that the proceedings against Siemens AS Norway have also been discontinued.

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As previously reported, the public prosecutor in Milan, Italy, had filed charges against a current and a former employee of Siemens S.p.A., Siemens S.p.A., and one of its subsidiaries in November 2007, alleging that the two individuals made illegal payments to employees of the state-owned gas and power group ENI. Charges were also filed against other individuals and companies not affiliated with Siemens. The two individuals, Siemens S.p.A., and its subsidiary entered into a “patteggiamento” (plea bargaining agreement without the recognition of any guilt or responsibility) with the Milan prosecutor which was confirmed by the Milan court on April 27, 2009. Under the terms of the patteggiamento, Siemens S.p.A. and the subsidiary were each fined €40,000 and ordered to disgorge profits in the amount of €315,562 and €502,370, respectively. The individuals accepted suspended prison sentences. Once the decision becomes final and non-appealable, the proceedings will be effectively over.
As previously reported the Argentinean Anti-Corruption Authority is conducting an investigation into corruption of government officials in connection with the award of a contract to Siemens in 1998 for the development and operation of a system for the production of identity cards, border control, collection of data and voters’ registers. Searches were executed at the premises of Siemens Argentina and Siemens IT Services S.A. in Buenos Aires in August 2008 and in February 2009. The Company is cooperating with the Argentinean Authorities. The Argentinean investigative judge also requested repeatedly judicial assistance from the Munich prosecutor and the federal court in New York.
On August 17, 2009, the Anti-Corruption Commission of Bangladesh filed criminal charges against two current and one former employee of Siemens Bangladesh’s Healthcare business. It is alleged that the employees colluded with employees of a public hospital to overcharge for the delivery of medical equipment in the period before 2007.
The Company remains subject to corruption-related investigations in several jurisdictions around the world. As a result, additional criminal or civil sanctions could be brought against the Company itself or against certain of its employees in connection with possible violations of law. In addition, the scope of pending investigations may be expanded and new investigations commenced in connection with allegations of bribery and other illegal acts. The Company’s operating activities, financial results and reputation may also be negatively affected, particularly due to imposed penalties, fines, disgorgements, compensatory damages, third-party litigation, including by competitors, the formal or informal exclusion from public tenders or the loss of business licenses or permits. Additional expenses and provisions, which could be material, may need to be recorded in the future for penalties, fines, damages or other charges in connection with the investigations.
As previously reported, the Company investigates evidence of bank accounts at various locations, as well as the amount of the funds. Certain funds have been frozen by authorities. During fiscal 2009, the Company recorded an amount of €23 million in Other operating income from the recovery of funds from certain such accounts.
In November 2009, a subsidiary of Siemens AG voluntarily self-reported possible violations of South African anticorruption regulations in the period before 2007 to the responsible South African authorities.

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Expenses for outside advisors engaged by Siemens in connection with the investigations into alleged violations of anti-corruption laws and related matters as well as remediation activities amounted to €70 million from €510 million in fiscal 2009 and 2008, respectively.
Civil litigation
As already disclosed by the Company in press releases, Siemens AG is asserting claims for damages against former members of the Managing and Supervisory Board. The Company bases its claims on breaches of organizational and supervisory duties in view of the accusations of illegal business practices that occurred in the course of international business transactions in the years 2003 to 2006 and the resulting financial burdens for the Company. Siemens gave the respective former members of its Managing and Supervisory Board the opportunity to declare their willingness to reach a settlement until mid-November 2009. On December 2, 2009 Siemens reached a settlement with nine out of eleven former members of the Managing and Supervisory Board. As requested by law, the settlements between the Company and individual board members are subject to approval by the Annual Shareholders’ Meeting. Furthermore, the Company reached a settlement agreement with its directors and officers (D&O) insurers regarding claims in connection with the D&O insurance of up to €100 million. These settlements will be submitted to Siemens AG’s shareholders for approval at the next Annual Shareholders’ Meeting on January 26, 2010. As previously announced by the Company, in the event that individual former members of the Managing and/or Supervisory Board are not willing to agree on a settlement and/or the Annual Shareholders’ Meeting does not approve individual settlements, the Company will pursue legitimate claims — if necessary in court — against former members of the Managing and Supervisory Board.
As previously reported, an alleged holder of Siemens American Depositary Shares filed a derivative lawsuit in February 2007 with the Supreme Court of the State of New York against certain current and former members of Siemens’ Managing and Supervisory Boards as well as against Siemens as a nominal defendant, seeking various forms of relief relating to the allegations of corruption and related violations at Siemens. The alleged holder of Siemens American Depository Shares voluntarily withdrew the derivative action in September 2009.
As previously disclosed, in June 2008, the Republic of Iraq filed an action requesting unspecified damages against 93 named defendants with the United States District Court for the Southern District of New York on the basis of findings made in the “Report of the Independent Inquiry Committee into the United Nations Oil-for-Food Programme.” Siemens S.A.S. France, Siemens A.S. Turkey and Osram Middle East FZE, Dubai are among the 93 named defendants. During the second quarter of fiscal 2009, process was served upon Siemens S.A.S. France and Siemens A.S. Turkey.
As previously reported, Siemens had filed a request for arbitration against the Republic of Argentina (Argentina) with the International Center for Settlement of Investment Disputes (ICSID) of the World Bank. Siemens claimed that Argentina had unlawfully terminated its contract with Siemens for the development and operation of a system for the production of identity cards, border control, collection of data and voters’ registers (DNI project) and thereby violated the Bilateral Investment Protection Treaty between Argentina and Germany (BIT). Siemens sought damages for expropriation and violation of the BIT of approximately US$500 million.

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Argentina disputed jurisdiction of the ICSID arbitration tribunal and argued in favor of jurisdiction of the Argentine administrative courts. The arbitration tribunal rendered a decision on August 4, 2004, finding that it had jurisdiction over Siemens’ claims and that Siemens was entitled to present its claims. A hearing on the merits of the case took place before the ICSID arbitration tribunal in Washington in October 2005. A unanimous decision on the merits was rendered by the ICSID arbitration tribunal on February 6, 2007, awarding Siemens compensation in the amount of US$217.8 million on account of the value of its investment and consequential damages, plus compound interest thereon at a rate of 2.66% since May 18, 2001. The tribunal also ruled that Argentina is obligated to indemnify Siemens against any claims of subcontractors in relation to the project (amounting to approximately US$44 million) and, furthermore, that Argentina would be obligated to pay Siemens the full amount of the contract performance bond (US$20 million) in the event this bond was not returned within the time period set by the tribunal (which period subsequently elapsed without delivery). On June 4, 2007, Argentina filed an application for the annulment and stay of enforcement of the award with the ICSID, alleging serious procedural irregularities with respect to the DNI project. An ad hoc committee was formed to consider Argentina’s application. On June 6, 2008, Argentina filed an application for a reversal of the ICSID’s decision and a stay of enforcement of the arbitral award with the ICSID alleging the discovery of new, previously unknown facts that would have decisively affected the award. Argentina relied on information reported in the media alleging bribery by Siemens, which it argued makes the BIT inapplicable. The application for a reversal of the decision was registered by the ICSID on June 9, 2008 and forwarded to the three members of the ICSID arbitration tribunal, as it had been constituted originally. The application for reversal could have resulted in a stay with respect to Argentina’s application for annulment pending before the ad hoc committee. On September 12, 2008, the arbitral tribunal issued its initial procedural order requiring that Argentina substantiate the application by February 13, 2009. The tribunal would have decided on admitting a counterclaim once Argentina would have filed the application together with the substantiation. On August 12, 2009, Argentina and Siemens reached an agreement to settle the dispute and mutually discontinue any and all civil proceedings in the case (the application for reversal pending before the ICSID and the related annulment proceeding) without acknowledging any issue of fact or law. No payment was made by either party.
As previously reported, the Company has been approached by a competitor to discuss claims it believes it has against the Company. The alleged claims relate to allegedly improper payments by the Company in connection with the procurement of public and private contracts. The Company has not received sufficient information to evaluate whether any basis exists for such claims.
Antitrust proceedings
As previously reported, in June 2007, the Turkish Antitrust Agency confirmed its earlier decision to impose a fine in an amount equivalent to €6 million on Siemens A.S. Turkey based on alleged antitrust violations in the traffic lights market. Siemens A.S. Turkey has appealed this decision and this appeal is still pending.
As previously reported, in February 2007, the Norwegian Competition Authority launched an investigation into possible antitrust violations involving Norwegian companies active in the field of fire security, including Siemens Building Technologies AS.

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In December 2008, the Norwegian Competition Authority issued a final decision that Siemens Building Technologies AS had not violated antitrust regulations.
As previously reported, in February 2007, the French Competition Authority launched an investigation into possible antitrust violations involving several companies active in the field of suburban trains, including Siemens Transportation Systems S.A.S. in Paris, and the offices were searched. Siemens is cooperating with the French Competition Authority.
As previously reported, in February 2007, the European Commission launched an investigation into possible antitrust violations involving European producers of power transformers, including Siemens AG and VA Technologie AG (VA Tech), which Siemens acquired in July 2005. The German Antitrust Authority (Bundeskartellamt) has become involved in the proceeding and is responsible for investigating those allegations that relate to the German market. Power transformers are electrical equipment used as major components in electric transmission systems in order to adapt voltages. The Company is cooperating in the ongoing investigation with the European Commission and the German Antitrust Authority. In November 2008, the European Commission finalized its investigation and forwarded its statement of objections to the involved companies. On October 7, 2009, the European Commission imposed fines totaling €67.644 million on seven companies with regard to a territorial market sharing agreement related to Japan and Europe. Siemens was not fined because it had voluntarily disclosed this aspect of the case to the authorities. The German Antitrust Authority continues its investigation with regard to the German market.
As previously reported, in April 2007, Siemens AG and VA Tech filed actions before the European Court of First Instance in Luxemburg against the decisions of the European Commission dated January 24, 2007, to fine Siemens and VA Tech for alleged antitrust violations in the European Market of high-voltage gas-insulated switchgear between 1988 and 2004. Gas-insulated switchgear is electrical equipment used as a major component for turnkey power substations. The fine imposed on Siemens amounted to €396.6 million and was paid by the Company in 2007. The fine imposed on VA Tech, which Siemens AG acquired in July 2005, amounted to €22.1 million. VA Tech was declared jointly liable with Schneider Electric for a separate fine of €4.5 million. The European Court of First Instance has not yet issued a decision. In addition to the proceedings mentioned in this document, authorities in Brazil, the Czech Republic, New Zealand and Slovakia are conducting investigations into comparable possible antitrust violations.
As previously reported, on October 25, 2007, upon the Company’s appeal, a Hungarian competition court reduced administrative fines imposed on Siemens AG for alleged antitrust violations in the market of high-voltage gas-insulated switchgear from €0.320 million to €0.120 million and from €0.640 million to €0.110 million regarding VA Tech. The Company and the Competition Authority both appealed the decision. In November 2008, the Court of Appeal confirmed the reduction of the fines. On December 5, 2008, the Competition Authority filed an extraordinary challenge with the Supreme Court.

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In November 2008, a claim was filed by National Grid Electricity Transmission Plc. (National Grid) with the High Court of England and Wales in connection with the January 24, 2007 decision of the European Commission regarding alleged antitrust violations in the high-voltage gas-insulated switchgear market. Twenty-one companies have been named as defendants, including Siemens AG and various Siemens affiliates. National Grid asserts claims in the aggregate amount of approximately £249 million for damages and compound interest. Siemens believes National Grid’s claim to be without merit. The European Commission’s decision has been appealed to the European Court of First Instance. On June 12, 2009, the High Court granted a stay, of the proceedings pending before it, until three months after the outcome of the appeal to the European Court of First Instance and any subsequent appeals to the European Court of Justice. On June 26, 2009 the Siemens defendants filed their answers to the complaint and requested National Grid’s claim to be rejected. A case management conference is scheduled for December 14, 2009.
As previously reported, the South African Competition Commission investigated alleged antitrust violations in the market of high-voltage gas-isolated switchgear. In May 2009, the Company was notified that the Competition Commission will not pursue the prosecution of this matter.
As previously reported, a suit and motion for approval of a class action was filed in Israel in December 2007 to commence a class action based on the fines imposed by the European Commission for alleged antitrust violations in the high-voltage gas-insulated switchgear market. Thirteen companies were named as defendants in the suit and motion, among them Siemens AG Germany, Siemens AG Austria and Siemens Israel Ltd. The class action alleged damages to electricity consumers in Israel in the amount of approximately €575 million related to higher electricity prices claimed to have been paid because of the alleged antitrust violations. At a hearing on December 11, 2008, the plaintiff requested to withdraw from the action and from the motion to certify the action as a class action. The court approved the request and dismissed the action and the motion to certify.
In September 2009, the Commerce Commission of New Zealand has opened an investigation into violations of antitrust law in the area of flexible current transmission systems. Siemens is cooperating with the Commission.
In September 2009, the DOJ has opened an investigation into violations of antitrust law in the area of high voltage direct current transmission systems and flexible current transmission systems. Siemens is cooperating with the DOJ.
Other proceedings
Pursuant to an agreement dated June 6, 2005, the Company sold its mobile devices business to Qisda Corp. (formerly named BenQ Corp.), a Taiwanese company. As previously reported, a dispute arose in 2006 between the Company and Qisda concerning the calculation of the purchase price. From September 2006 onwards, several subsidiaries in different countries used by Qisda for purposes of the acquisition of various business assets from the Company filed for insolvency protection and failed to fulfill their obligations under various contracts transferred to them by the Company under the 2005 agreement.

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On December 8, 2006, the Company initiated arbitration proceedings against Qisda requesting a declaratory award that certain allegations made by Qisda in relation to the purchase price calculation are unjustified. The Company further requested an order that Qisda perform its obligations and/or the obligations of its local subsidiaries assumed in connection with the acquisition or, in the alternative, that Qisda indemnify the Company for any losses. The Company’s request for arbitration was filed with the International Chamber of Commerce in Paris (ICC). The seat of arbitration is Zurich, Switzerland. In March 2007, Qisda raised a counterclaim alleging that the Company made misrepresentations in connection with the sale of the mobile devices business and asserted claims for the adjustment of the purchase price. In November 2007, the Company expanded its claims that Qisda indemnify the Company in relation to any losses suffered as a result of Qisda’s failure to perform its obligations and/or the obligations of its locally incorporated subsidiaries. Qisda amended its counterclaim in March 2008 by (i) changing its request for declaratory relief with regard to the alleged misrepresentations to a request for substantial damages, and (ii) raising further claims for substantial damages and declaratory relief. The parties have resolved their disputes relating to Qisda Corp.’s purchase of the mobile device business. Upon joint request of the parties, the ICC issued an Award by Consent in March 2009.
On November 25, 2008, Siemens announced that the Company and the insolvency administration of BenQ Mobile GmbH & Co. OHG had reached a settlement after constructive discussions that began in 2006. In the settlement agreement, Siemens agreed to a gross payment of €300 million, which was paid in December 2008. However, the settlement is expected to result in a net payment of approximately €255 million after taking into account Siemens’ claims as creditor. Since Siemens had made a sufficient provision for the expected settlement, the settlement does not have a material negative impact on Siemens’ results of operations for fiscal 2009.
As reported, the Company is member of a supplier consortium contracted by Teollisuuden Voima Oyj (TVO) for the construction of the nuclear power plant “Olkiluoto 3” in Finland. The Company’s share in the contract price payable to the supplier consortium is approximately 27%. The other member of the supplier consortium is a further consortium consisting of Areva NP S.A.S. and its wholly-owned affiliate Areva NP GmbH. The agreed completion date for the nuclear power plant was April 30, 2009. The supplier consortium announced in January 2009 that it expected the project to be delayed by 38 months in total. Now, there are discussions about further delays due to new requirements imposed by the approval authorities. Since the reasons for the delay are disputed, the supplier consortium filed a request for arbitration against TVO in December 2008. The supplier consortium has demanded an extension of the construction time and the payment of approximately €1 billion in outstanding down payments, as well as additional compensation. In its response to the request for arbitration, TVO rejected the demand for an extension of time and made counterclaims for damages relating to the delay, and interest on purportedly prematurely made down payments. Based on a delay of 38 months, TVO estimates that its total counterclaims against the supplier consortium amount to up to €1.4 billion.
In early 2009 Siemens terminated its joint venture with Areva S.A. (Areva). Thereafter, Siemens entered into negotiations with the State Atomic Energy Corporation Rosatom (Rosatom) with a view to forming a new partnership active in the construction of nuclear power plants, in which it would be a minority shareholder. In April 2009, Areva filed a request for arbitration with the ICC against Siemens.

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Areva seeks an order enjoining Siemens from pursuing such negotiations with Rosatom, a declaration that Siemens is in material breach of its contractual obligations, a reduction of the price payable to Siemens for its stake in the Areva NP S.A.S. joint venture and damages in an amount to be ascertained. Siemens filed its answer in June 2009, primarily seeking a dismissal of Areva’s claims and a price increase. The arbitral tribunal has been constituted and the main proceedings have commenced. On November 17, 2009, the arbitral tribunal issued an interim order which imposes certain provisional restrictions on Siemens with respect to the negotiation process and the planned partnership with Rosatom; the order does not preclude Siemens from continuing its discussions with Rosatom during the arbitration.
As previously reported, a Mexican governmental control authority had barred Siemens S.A. de C.V. Mexico (Siemens Mexico) from bidding on public contracts for a period of three years and nine months beginning November 30, 2005. This proceeding arose from allegations that Siemens Mexico did not disclose alleged minor tax discrepancies when it was signing a public contract in 2002. Upon several appeals by Siemens Mexico, the execution of the debarment was stayed, the debarment subsequently reduced to a period of four months, and in June 2009 the Company was finally informed by the relevant administrative court that the debarment was completely annulled.
In July 2008, Mr. Abolfath Mahvi filed a request for arbitration with the ICC seeking an award of damages against Siemens in the amount of DM150 million (or the equivalent in euro, which is approximately €77 million) plus interest. Mr. Mahvi’s claim is based on a contract concluded in 1974 between a company that was then a subsidiary of Siemens and two other companies, one domiciled in the Bermudas and the other in Liberia. Mr. Mahvi alleges that he is the successor in interest to the Bermudan and Liberian companies and that the companies assisted Siemens with the acquisition of a power plant project in Bushehr, Iran. Siemens believes Mr. Mahvi’s claim to be without merit, particularly because the contract on which Mr. Mahvi bases his claim had already been the subject of a previous ICC arbitration that resulted in the dismissal of the claims against Siemens. In his statement of claim Mr. Mahvi specified his alleged claims and now claims from Siemens the payment of DM150 million (or the equivalent in euro, which is approximately €77 million) or, alternatively, €35.460 million, or €27.837 million plus interest, payment of 5% commission of any further payments received by Siemens in excess of DM5.74 billion arising out of any agreement covered by the contract with Mr. Mahvi as well as €5 million for “moral damages.”
In July 2008, Hellenic Telecommunications Organization Société Anonyme (OTE) filed a lawsuit against Siemens with the district court of Munich, Germany, seeking to compel Siemens to disclose the outcome of its internal investigations with respect to OTE. OTE seeks to obtain information with respect to allegations of undue influence and/or acts of bribery in connection with contracts concluded between Siemens and OTE from 1992 to 2006. On September 25, 2008, Siemens was served with the complaint by the district court. Siemens responded to the complaint, requesting that the lawsuit be dismissed. In May 2009, OTE was granted access to the prosecutor’s files in Greece, which presumably satisfied the disclosure claim raised by OTE. However, OTE may attempt to use information it has obtained to support its claims for damages against Siemens and/or Siemens A.E. (the Greek subsidiary of Siemens).

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Siemens A.E. entered into a subcontract agreement with Science Applications International Corporation, Delaware, USA, (SAIC) in May of 2003 to deliver and install significant portions of security surveillance equipment as part of a “C4I” project in preparation for the 2004 Olympic Games in Athens, Greece. Siemens A.E. fulfilled its obligations pursuant to the subcontractor contract from 2003 to 2008. In the course of the final acceptance of the completed system in November of 2008, representatives of the Greek government claimed that the C4I System was defective and claimed compensation in the double-digit million euro range. The Greek government has withheld an additional double-digit million euro amount due pending formal final acceptance. Siemens A.E. and SAIC are contesting these claims as unfounded. An arbitration proceeding has been initiated by SAIC. The resolution of this dispute has been complicated by bribery and fraud allegations pending in Greece with respect to Siemens A.E., which have resulted in extensive negative media coverage concerning the C4I system.
The current proceedings conducted by the public prosecutor and criminal courts in Greece against former members of Siemens A.E. based on bribery and fraud allegations and the outcome of these proceedings might have a negative impact on pending civil legal proceedings as well as the future business activities of Siemens A.E. in Greece.
Along with the regular tax audit for the 2004 to 2007 tax years, the Greek tax authorities have started to re-audit Siemens A.E.’s books for the 1997 to 2003 tax years, which had already been closed. The tax audits could require Siemens A.E. to pay additional taxes. Due to the complexity of the subject matter, however, we are currently not in a position to predict the outcome of this audit or the amounts of any potential additional liabilities.
In December 2008, the Polish Agency of Internal Security (AWB) remanded into custody an employee of Siemens Healthcare Poland, in connection with an investigation regarding a public tender issued by the hospital of Wroclaw in 2008. According to the AWB, the Siemens employee and the deputy hospital director are accused of having manipulated the tender procedure.
In April 2009, the Defense Criminal Investigative Service of the U.S. Department of Defense conducted a search at the premises of Siemens Medical Solutions USA, Inc. in Malvern, Pennsylvania, in connection with an investigation relating to a Siemens contract with the U.S. Department of Defense for the provision of medical equipment.
In June 2009, the Vienna prosecutor searched the offices of an employee of Siemens AG Austria in connection with alleged overpricing by a subcontractor for an IT project with the Austrian federal data center (“Bundesrechenzentrum”). The prosecutor informed Siemens that the company is being regarded as a victim.
In June 2009, the Company and two of its subsidiaries voluntarily self-reported, among others, possible violations of U.S. Export Administration Regulations to the responsible U.S. authorities.

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This document contains forward-looking statements and information — that is, statements related to future, not past, events. These statements may be identified by words such as “expects,” “looks forward to,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “will,” “project” or words of similar meaning. Such statements are based on the current expectations and certain assumptions of Siemens’ management, and are, therefore, subject to certain risks and uncertainties. A variety of factors, many of which are beyond Siemens’ control, affect Siemens’ operations, performance, business strategy and results and could cause the actual results, performance or achievements of Siemens to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. For Siemens, particular uncertainties arise, among others, from changes in general economic and business conditions (including margin developments in major business areas and recessionary trends); the possibility that customers may delay the conversion of booked orders into revenue or that prices will decline as a result of continued adverse market conditions to a greater extent than currently anticipated by Siemens’ management; developments in the financial markets, including fluctuations in interest and exchange rates, commodity and equity prices, debt prices (credit spreads) and financial assets generally; continued volatility and a further deterioration of the capital markets; a worsening in the conditions of the credit business and, in particular, additional uncertainties arising out of the subprime, financial market and liquidity crises; future financial performance of major industries that Siemens serves, including, without limitation, the Sectors Industry, Energy and Healthcare; the challenges of integrating major acquisitions and implementing joint ventures and other significant portfolio measures; the introduction of competing products or technologies by other companies; a lack of acceptance of new products or services by customers targeted by Siemens; changes in business strategy; the outcome of pending investigations and legal proceedings and actions resulting from the findings of these investigations; the potential impact of such investigations and proceedings on Siemens’ ongoing business including its relationships with governments and other customers; the potential impact of such matters on Siemens’ financial statements; as well as various other factors. More detailed information about certain of the risk factors affecting Siemens is contained throughout this report and in Siemens’ other filings with the SEC, which are available on the Siemens website, www.siemens.com, and on the SEC’s website, www.sec.gov. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the relevant forward-looking statement as expected, anticipated, intended, planned, believed, sought, estimated or projected. Siemens does not intend or assume any obligation to update or revise these forward-looking statements in light of developments which differ from those anticipated.

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SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIEMENS AKTIENGESELLSCHAFT
Date: December 3, 2009	/s/ Dr. Klaus Patzak
	Name:	Dr. Klaus Patzak
	Title:	Corporate Vice President and Controller

/s/ Dr. Juergen M. Wagner
	Name:	Dr. Juergen M. Wagner
	Title:	Head of Financial Disclosure and Corporate Performance Controlling